                  The information in this preliminary prospectus supplement is not complete and may be changed.

SUBJECT TO COMPLETION, DATED JULY 26, 2006

PRELIMINARY PROSPECTUS SUPPLEMENT (To Prospectus Dated August 19, 2004)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-117835

$
American Express Company
       % Subordinated Debentures

      This is an offering by American Express Company of $          of its    % fixed rate/floating rate subordinated debentures, which we refer to as the subordinated debentures, due     2036 and automatically extendible to    , 2066, except in certain limited circumstances. Unless otherwise specified herein, this prospectus supplement assumes that the maturity of the subordinated debentures will be extended to    , 2066. The subordinated debentures will be issued in denominations of $1,000. The subordinated debentures will be general unsecured obligations of American Express Company and will rank junior to all of our existing and future senior indebtedness, as defined in this prospectus supplement. The subordinated debentures will be effectively junior to all of the existing and future indebtedness of our subsidiaries. Interest on the subordinated debentures will accrue from the issue date until    , 2016 at a fixed rate equal to    % per year, and will be payable in arrears semi-annually on     and     of each year, commencing on    , 2007 until    , 2016. From    , 2016 until maturity, interest on the subordinated debentures will accrue at an annual rate of three-month LIBOR plus a margin equal to     basis points, and will be payable quarterly in arrears on    ,    ,     and     of each year, commencing on    , 2016.

      We may elect to defer interest payments on the subordinated debentures for up to ten years as described in this prospectus supplement. In addition, and as further described in this prospectus supplement, if we have optional deferred interest payments for a period of more than five years in aggregate or if we have failed to satisfy certain financial tests, we will be required to issue shares of our common stock to third-party purchasers, which, when sold, will provide us a sufficient amount of cash to make interest payments on the subordinated debentures, and we will be required to use such proceeds to make such interest payments. In the event we fail to satisfy certain financial tests, and we do not or are unable to sell our common stock, we will be required to defer interest on the subordinated debentures. In the event of our bankruptcy, insolvency or receivership prior to the maturity or redemption of any subordinated debentures, whether voluntary or not, a holder of subordinated debentures will have no claim for unpaid mandatory deferred interest (including compounded interest thereon) to the extent the amount of such interest exceeds 25% of the then outstanding principal amount of such holder's debentures. The subordinated debentures will not be subject to redemption at the option of the holder or to any sinking fund provisions.

      At our option, we may redeem the subordinated debentures in whole or in part, on or after    , 2016, for cash in an amount equal to 100% of the principal amount of the subordinated debentures to be redeemed, plus accrued and unpaid interest thereon, including any compounded interest, to the redemption date. We also may redeem the subordinated debentures in whole at any time, upon the occurrence of a tax event, at the greater of the par redemption amount and the make-whole redemption amount, as described in this prospectus supplement.

      Investing in the subordinated debentures involves risks. See “Risk Factors,” beginning on page S-12 of this prospectus supplement.

	Price to Public(1)	Underwriting Discounts and Commissions		Proceeds to the Company
Per Subordinated Debenture	$		%	$
Total	$	$		$

(1) Plus accrued interest, if any, from                       , 2006.

      Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Delivery of the subordinated debentures in book-entry form only will be made on or about                       , 2006.

Joint-bookrunners and joint-structuring coordinators

Citigroup		Goldman, Sachs & Co.

Senior co-manager

JPMorgan

Co-managers
Credit Suisse	Deutsche Bank	Wachovia Securities

The date of this prospectus supplement is               , 2006.

ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the subordinated debentures that we are offering and other matters relating to us and our financial condition. The second part is the attached base prospectus, which gives more general information about securities we may offer from time to time, some of which does not apply to the subordinated debentures we are offering. The description of the terms of the subordinated debentures contained in this prospectus supplement supplements the description under “Description of Debt Securities” in the accompanying prospectus, and to the extent it is inconsistent with that description, the information in this prospectus supplement replaces the information in the accompanying prospectus. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If information in the prospectus supplement differs from information in the attached base prospectus, you should rely on the information in this prospectus supplement.

      When we use the terms “American Express,” the “Company,” “we,” “us” or “our” in this prospectus supplement, we mean American Express Company and its subsidiaries, on a consolidated basis, unless we state or the context implies otherwise.

      You should rely only on the information contained in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference and any written communication from us or the underwriters specifying the final terms of this offering. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information in this prospectus supplement and the accompanying prospectus may only be accurate as of their respective dates and the information in the incorporated documents is only accurate as of their respective dates.

      The distribution of this prospectus supplement and the accompanying prospectus and the offering of the subordinated debentures in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

SUMMARY

      The following summary highlights selected information contained elsewhere in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement and does not contain all the information you will need in making your investment decision. You should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement.

The Company

      We, together with our subsidiaries, are a leading global payments, network and travel company that offers its products and services throughout the world. Our principal operating subsidiary is American Express Travel Related Services Company, Inc.

      Through our Global Network Services and Merchant Services business, we operate a global general-purpose charge and credit Card network, the functions of which include operations, service delivery, systems, authorization, clearing, settlement and brand advertising and marketing; the development of new and innovative products for the network; and establishing and enhancing relationships with merchants globally.

      The global merchant services business also includes entering agreements with merchants to accept Cards (merchant acquisition) and accepting and processing Card transactions and paying merchants that accept Cards for purchases made by Cardmembers with Cards (transaction processing). We also provide point-of-sale and back-office products and services and marketing programs to merchants.

      Our U.S. Card Services business includes the U.S. proprietary consumer Card business, OPEN from American Express, the global Travelers Cheques and Prepaid Services business and the American Express U.S. Consumer Travel Network. The U.S. proprietary consumer Card business and OPEN from American Express issue a wide range of Card products and services to consumers and small businesses in the United States, including a variety of credit Cards that have a range of different payment terms, grace periods and rate and fee structures. The American Express U.S. Travel Network provides travel services to Cardmembers and other consumers, which complements the travelers check and prepaid services businesses.

      Through our International Card & Global Commercial Services business we provide proprietary consumer Cards and small business Cards outside the United States. International Card & Global Commercial Services also offers global corporate products and services, including Corporate Cards, issued to individuals through corporate accounts established by employers, Business Travel, which helps businesses manage their travel expenses through a variety of travel-related products and services, and Corporate Purchasing Solutions, involving accounts established by companies to pay everyday business expenses.

      International Card & Global Commercial Services also includes our subsidiary, American Express Bank, Ltd., which serves affluent and high-net worth individuals and financial institutions through over 70 locations in 45 countries and regions worldwide.

      Our executive offices are located at 200 Vesey Street, New York, New York 10285 (telephone number: 212-640-2000).

Recent Developments

      On July 24, 2006, we announced our results for the quarter ended June 30, 2006. We reported net income for the second quarter of $945 million, down 7% from the corresponding period in 2005, and income from continuing operations of $972 million, up 13% from the corresponding period in 2005. We also reported revenues of $6.9 billion and expenses of $5.4 billion for the quarter. As of June 30, 2006, our tangible common equity amount was $8.8 billion and our total adjusted assets were $137.5 billion.

The Offering

Issuer	American Express Company.

Offered Securities	% fixed rate/floating rate subordinated debentures.

Principal Amount	$1,000 per subordinated debenture.

Aggregate Principal Amount	$ .

Maturity Date	The subordinated debentures will initially mature on , 2036 and will be automatically extended to , 2066, except in the case of (1) a prior redemption or (2) the occurrence and continuation of an event of default relating to the subordinated debentures. Unless otherwise specified herein, this prospectus supplement assumes that the maturity of the subordinated debentures will be extended to , 2066.

Interest	Subject to the occurrence of an optional extension period or mandatory extension period as described below,
• interest on the subordinated debentures will accrue from the issue date until , 2016 at a fixed rate equal to % per year, payable semi-annually in arrears on and of each year, commencing on , 2007; and
• from , 2016 until the maturity date, interest on the subordinated debentures will accrue at an annual rate of three-month LIBOR plus a margin equal to basis points, payable quarterly in arrears on , , and of each year.

Use of Proceeds	We anticipate that we will use the net proceeds from this offering for general corporate purposes.

Indenture	We will issue the subordinated debentures under a supplemental indenture between American Express Company, as issuer, J.P. Morgan Trust Company, National Association, as indenture trustee and The Bank of New York, as series trustee, which supplements an indenture dated May 1, 1997 between American Express Company, as issuer, and J.P. Morgan Trust Company, National Association, as successor to PNC Bank, National Association, as trustee, as supplemented from time to time. In this prospectus supplement, we refer to the indenture, as supplemented by the supplemental indenture, as the “indenture.”

Anticipated Ratings	Moody's Investors Service: A3
Standard & Poor's: A-
Fitch Ratings: A
An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the subordinated debentures should be evaluated independently from similar ratings of other securities. A rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Redemption	We may, at our option, redeem the subordinated debentures on or after , 2016, in whole or in part, at the par redemption amount described below. However, if the subordinated debentures are not redeemed in whole, we may not effect such redemption unless at least $50 million aggregate principal amount of subordinated debentures, excluding any subordinated debentures held by us or any of our subsidiaries, remains outstanding after giving effect to such redemption.
We may not redeem any outstanding subordinated debentures unless all accrued and unpaid interest, together with any compounded interest, has been (or, at the time of such redemption, will be) paid in full for all interest payment periods terminating on or before the redemption date.
The par redemption amount will equal a cash redemption price of 100% of the principal amount of the subordinated debentures to be redeemed, plus accrued and unpaid interest, together with any compounded interest, on such subordinated debentures to the date of redemption.

Tax Event Redemption	The subordinated debentures will also be redeemable, in whole but not in part, at any time within 180 days after the occurrence of a tax event (as described below), at a cash redemption price equal to the par redemption amount and, if the redemption occurs prior to , 2016, the greater of (i) the par redemption amount and (ii) the make-whole redemption amount, as described under “Description of the Subordinated Debentures—Redemption.”
A tax event will occur upon the receipt by us of an opinion of counsel, rendered by a law firm with generally recognized experience in such matters, to the effect that, as a result of:
• any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein,
• any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, or
• a threatened challenge asserted in connection with an audit of us or any of our subsidiaries, or a threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the subordinated debentures (whether or not issued through a trust or other similar structure), which amendment or change is effective or which pronouncement or decision is announced or which challenge occurs on or after the date of original issuance of the subordinated debentures, there is more than an insubstantial risk that interest accruing or payable by us on the subordinated debentures is not or, at any time subsequent to our receipt of such opinion, will not be, wholly deductible by us for United States federal income tax purposes.

Capital Replacement	We intend, during the first 45 years following the initial issuance of the subordinated debentures, to the extent that the subordinated debentures provide us with equity credit at the time of any redemption thereof, to redeem the subordinated debentures with net proceeds received by us from the sale or issuance, during the 180-day period prior to the date of redemption, by us or our subsidiaries to third-party purchasers of securities for which we will receive equity credit, at the time of sale or issuance, that is equal to or greater than the equity credit attributed to the subordinated debentures at the time of such redemption.

Optional Deferral	As long as no event of default with respect to the subordinated debentures or mandatory trigger event, as described below, has occurred and is continuing, subject to the conditions below, we may elect to defer payments of interest on the subordinated debentures. We refer to this as an “optional deferral.”
Upon an optional deferral, any optional deferred interest will continue to accrue and compound, to the extent permitted by applicable law, from time to time, at the then applicable rate of interest on the subordinated debentures.
We may settle any and all optional deferred interest with cash from any source until the date that is five years (subject to extension to the extent of any mandatory extension period occurring within an optional extension period) after the first payment date as of which we deferred payments on the subordinated debentures due to optional deferral. Thereafter, we must immediately pay any outstanding optional deferred interest in accordance with the share settlement mechanism described below, subject to the occurrence of a market disruption event as described under “Description of the Subordinated Debentures—Share Settlement Mechanism.” Although an optional extension period may exceed five years' duration to the extent of the duration of any mandatory extension period that occurs within the optional extension period, in no event may any extension period, whether optional, mandatory or any combination thereof (whether or not consecutive), exceed ten years from the first interest payment date on which an interest payment was deferred, or extend beyond the stated maturity date.
Upon the termination of any optional extension period and the payment of all amounts then due, we may commence a new optional extension period, subject to the above requirements, there being no limit to the number of such new optional extension periods that we may begin.

Mandatory Trigger Event	A mandatory trigger event will occur on a trigger determination date if (i) our tangible common equity amount is less than 4.00% of total adjusted assets for the most recently completed fiscal quarter; or (ii)(x) our adjusted trailing two quarters consolidated net income amount is equal to or less than zero for the period ending at the end of the fiscal quarter that ends two fiscal quarters prior to the most recently completed fiscal quarter prior to the trigger determination date, and (y) our tangible common equity amount as of the end of (a) the most recently completed fiscal quarter prior to the trigger determination date, and (b) the fiscal quarter that ends two fiscal quarters before the most recently completed fiscal quarter prior to the trigger determination date, has declined, in each case, by 10% or more as compared to the tangible common equity amount at the end of the benchmark quarter, as adjusted by the spin-off adjustment mechanism described under “Description of the Subordinated Debentures—Consequences of a Mandatory Trigger Event.”

The trigger determination date is the 30th day prior to each interest payment date. The benchmark quarter for purposes of calculating our tangible common equity amount is the 6th fiscal quarter preceding the most recently completed fiscal quarter prior to each trigger determination date.
As of June 30, 2006, our tangible common equity amount was equal to 6.37% of our total adjusted assets. See “—Recent Developments” above.

Consequences of a Mandatory Trigger Event	If, as of a trigger determination date, we fail to achieve specified tangible common equity and net income levels, a mandatory trigger event will occur. Thereafter, we will be required to make an interest payment on the subordinated debentures in accordance with the share settlement mechanism on such payment date. If a market disruption event prevents us from making such payment in accordance with the share settlement mechanism, we must defer payments of interest until the termination of the market disruption event, but not later than ten consecutive years after the first date on which we deferred interest (whether due to an optional deferral or mandatory deferral) or past the maturity date. Deferred interest payments in these circumstances will constitute mandatory deferred interest. Any unpaid mandatory deferred interest, together with any compounded interest thereon, may only be paid using the share settlement mechanism, except at maturity or if there is an event of default under the subordinated debentures in which case we may pay such amounts with cash from any source.
Any deferred interest that is accrued and unpaid during the occurrence and continuation of a mandatory trigger event will continue to accrue and compound, to the extent permitted by applicable law, at the then applicable rate of interest on the subordinated debentures.
Our obligation to defer interest payments during the occurrence and continuation of a mandatory trigger event will apply notwithstanding our election (if any) of an optional deferral with respect to such period. Consequently, if a mandatory trigger event has occurred as of any trigger determination date, our previous, concurrent or subsequent delivery of a notice of optional deferral will be without effect with respect to the relevant interest payment date.

Share Settlement Mechanism	At such times as described under “Description of the Subordinated Debentures—Option to Extend Interest Payments” and “—Consequences of a Mandatory Trigger Event,” we will be required, subject to the occurrence of a market disruption event, to sell shares of our common stock during the 180-day period prior to the applicable payment date and to apply the net proceeds of such sale to pay all current and deferred interest payments, if any (including compounded interest thereon). However, we will not be limited to the share settlement mechanism to pay any current or deferred amounts due on the subordinated debentures at maturity or if there is an event of default under the subordinated debentures, and may pay such amounts with cash from any source.

Limitations on Deferrals	No deferral, whether optional or mandatory, may extend beyond the maturity date of, or redemption date for, the subordinated debentures. In addition, no interest extension period, whether optional or mandatory (or a combination thereof), may continue for more than ten years. An interest extension period will be deemed to have commenced on the first interest payment date on which interest is deferred and end on the first date thereafter on which all deferred interest (including compounded interest thereon) is paid in full.

Payment Restrictions	On any date on which accrued interest through the most recent interest payment date has not been paid in full (including during any optional or mandatory interest extension period) and until such time as all accrued and unpaid interest, together with any compounded interest, is paid in full, we will not, and will not permit any of our subsidiaries to, declare or pay any dividends or any distributions on, or make any payments of interest, principal or premium, or any guarantee payments on, or redeem, purchase, acquire or make a liquidation payment on, any of our capital stock, debt securities that rank equal or junior to the subordinated debentures or guarantees that rank equal or junior to the subordinated debentures, except for certain exceptions detailed in “Description of the Subordinated Debentures—Certain Restrictions During Optional or Mandatory Extension Periods.”

Subordination	The payment of principal of and interest on the subordinated debentures will be, to the extent provided in the indenture, subordinated to the prior payment in full of all present and future senior indebtedness, as described in “Description of the Subordinated Debentures—Subordination,” and will be effectively subordinated to all indebtedness of our subsidiaries.
The indenture places no limitation on the amount of additional senior indebtedness that we or any of our subsidiaries may incur. We expect, from time to time, to incur additional indebtedness constituting senior indebtedness.

Limitation on Claims in the Event of our Bankruptcy, Insolvency or Receivership	In the event of our bankruptcy, insolvency or receivership prior to the maturity or redemption of any subordinated debentures, whether voluntary or not, a holder of subordinated debentures will have no claim for unpaid mandatory deferred interest (including compounded interest thereon) to the extent the amount of such interest exceeds 25% of the then outstanding principal amount of the holder's subordinated debentures.

Events of Default	The indenture will provide for the following events of default with respect to the subordinated debentures:
• default for 30 calendar days in the payment of any interest on the subordinated debentures when it becomes due and payable; however, a default under this bullet will not occur if we have deferred interest, as permitted under the indenture, in connection with an optional or mandatory extension period;
• default in the payment of the principal of, and premium, if any, on the subordinated debentures when due;
• deferral of interest, due to a mandatory deferral or optional deferral, or combination thereof, that continues for ten consecutive years after the first date on which we deferred interest, without all accrued and unpaid interest (including any compounded interest) having been paid in full on the first interest payment date that is more than ten years after the commencement of such deferral; or
• certain events of bankruptcy, insolvency, or receivership, whether voluntary or not.
The events of default contained in the indenture under which the subordinated debentures will be issued (and the circumstances under which payment of the subordinated debentures could be accelerated) will not include failure to comply with certain covenants, including those described under “Description of the Subordinated Debentures—Share Settlement Mechanism.”

Form	The subordinated debentures will be represented by one or more global securities registered in the name of Cede & Co., as nominee for The Depository Trust Company, or DTC. Beneficial interests in the subordinated debentures will be evidenced by, and transfers thereof will be effected only through, records maintained by the participants in DTC.

Trustee and Paying Agent	The Bank of New York.

Governing Law	New York.

U.S. Federal Income Tax Treatment	In connection with the issuance of the subordinated debentures, Cleary Gottlieb Steen & Hamilton LLP, our special tax counsel, will render its opinion that, while there is no authority directly on point and the issue is not free from doubt, the subordinated debentures will be treated for United States federal income tax purposes as our indebtedness. This opinion is subject to certain customary conditions. By investing in the subordinated debentures, each beneficial owner of subordinated debentures agrees to treat the subordinated debentures as debt for U.S. federal income tax purposes.
Under that treatment, payments of interest on the subordinated debentures will be taxable to U.S. holders as ordinary interest income at the time that such payments are accrued or are received (in accordance with such holders' method of tax accounting). If a deferral of an interest payment occurs (whether optional or mandatory), holders will be required to accrue income for U.S. federal income tax purposes in an amount of the accumulated interest on the subordinated debentures, in the form of original issue discount, even though cash distributions are deferred and even though such holders may be cash basis taxpayers. See “U.S. Federal Income Tax Considerations.”

SVO Classification	The Securities Valuation Office, or SVO, of the National Association of Insurance Commissioners, or NAIC, has advised us that it would preliminarily designate the subordinated debentures that are offered hereby as common equity. The NAIC classification of an investment directly affects U.S. insurance company investors because it affects the capital required for such investment by such investors, but is not determinative in any way in respect of any other tax, accounting or legal considerations for investors generally. See “Risk Factors—The subordinated debentures were preliminarily classified as common equity by the SVO of the NAIC.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

      We have made various statements in this prospectus supplement (and the accompanying prospectus) that may constitute “forward-looking statements”within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may also be made in our documents incorporated by reference in this prospectus supplement (and the accompanying prospectus). Forward-looking statements are subject to risks and uncertainties, including those identified in the “Risk Factors” section of this prospectus supplement as well as in the documents that are or will be incorporated by reference into this prospectus supplement (and the accompanying prospectus), which could cause actual results to differ materially from such statements. The words “believe,” “expect,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely” and similar expressions are intended to identify forward-looking statements. We caution you that any risk factors described or incorporated by reference in this prospectus supplement (and the accompanying prospectus) are not exclusive. There may also be other risks that we are unable to predict at this time that may cause actual results to differ materially from those in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statements.

      Information concerning important factors that could cause actual events or results to be materially different from the forward-looking statements can be found in the “Risk Factors”section of this prospectus supplement as well as in the documents that are or will be incorporated by reference into this prospectus supplement (and the accompanying prospectus). Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, it is not possible to foresee or identify all factors that could have a material and negative impact on our future performance. The forward-looking statements included or incorporated by reference in this prospectus supplement (and the accompanying prospectus) are made on the basis of management's assumptions and analyses, as of the time the statements are made, in light of their experience and perception of historical conditions, expected future developments and other factors believed to be appropriate under the circumstances.

RISK FACTORS

      Investing in the subordinated debentures offered by this prospectus supplement involves certain risks. You should carefully consider the following risk factors related to the subordinated debentures as well as the risk factors related to our business in our Annual Report on Form 10-K for the year ended December 31, 2005 and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to purchase any subordinated debentures. Any of these risks could materially adversely affect the value of the subordinated debentures or our business, financial condition or results of operations and could result in a loss of all or a portion of your investment.

We may defer interest payments on the subordinated debentures in our sole discretion and we will be required to defer interest payments under specified circumstances.

      We may defer interest payments on the subordinated debentures in certain circumstances for up to ten years without an event of default occurring. Upon termination of any extension period and the payment of all interest then due, we may commence a new extension period, with no limit to the number of new extension periods that we may begin. In addition, under certain circumstances, we may be required to pay interest only out of proceeds raised from the sale of shares of our common stock. If circumstances make the sale of our common stock unfeasible as a result of a market disruption event, we must defer interest on the subordinated debentures. During any extension period, interest will accrue and compound on the subordinated debentures at the then applicable interest rate. There is no guarantee that such deferred interest will sufficiently compensate you for your loss as a result of us not making scheduled interest payments, or that we will subsequently pay such deferred interest. See “Description of the Subordinated Debentures—Consequences of a Mandatory Trigger Event” and “—Option to Extend Interest Payments.”

Your rights with respect to deferred interest will be limited in the event of our bankruptcy, insolvency or receivership.

      In the event of our bankruptcy, insolvency or receivership, whether voluntary or not, a holder of subordinated debentures will have no claim for unpaid mandatory deferred interest (including compounded interest thereon) to the extent the amount of such interest exceeds 25% of the then outstanding principal amount of the holder’s subordinated debentures.

Our ability to pay interest on the subordinated debentures will be limited if we fail to achieve specified tangible common equity and net income levels.

      If we fail to achieve specified tangible common equity and net income levels, a mandatory trigger event will occur, in which case we will be required to issue shares of our common stock to third-party purchasers, which, when sold, will provide us with a sufficient amount of cash to make such interest payments. However, we are not required to sell shares of our common stock during market disruption events, which include significant events affecting us or trading in securities issued by us, as well as material disruptions to trading in securities generally on the principal exchange on which our securities trade (as of today, the New York Stock Exchange, or NYSE). If we do not or are unable to sell our common stock, we will be required to defer interest on the subordinated debentures, as described under “Description of the Subordinated Debentures—Share Settlement Mechanism.” Our ability to raise proceeds in connection with a mandatory trigger event by issuing shares of our common stock will depend on, among other things, market conditions at the time, our financial performance and a variety of other factors beyond our control, including our ability to obtain any required consents or approvals, such as any corporate, governmental or regulatory authorization that may be required. Accordingly, there could be circumstances where we would wish to pay interest on the subordinated debentures and sufficient cash is available for that purpose, but we may not because we have been unable to obtain proceeds from sales of our common stock sufficient for that purpose. See “Description of the Subordinated Debentures—Consequences of a Mandatory Trigger Event.”

Deferral of interest payments would have adverse tax consequences for you and may adversely affect the trading price of the subordinated debentures.

      If interest on the subordinated debentures is deferred, you will be required to recognize interest income for United States federal income tax purposes (in the form of original issue discount, determined on a constant yield method) before you receive any payments of this interest. In addition, you may not receive this cash if you sell the subordinated debentures before any payments are made in satisfaction of deferred interest. See “U.S. Federal Income Tax Consequences—Interest Income and Original Issue Discount” and “—Sale and Retirement of Subordinated Debentures.”

      We have no current intention of exercising our right to defer payments of interest on the subordinated debentures. However, should interest on the subordinated debentures be deferred, the market price of the subordinated debentures is likely to be affected adversely. In addition, the existence of our right to defer payments of interest on the subordinated debentures may mean that the market price for the subordinated debentures may be more volatile than other securities that do not provide for this right.

We may redeem the subordinated debentures prior to the maturity date, and you may not be able to reinvest in a comparable security.

      We have the option to redeem the subordinated debentures for cash, in whole or in part, from time to time on or after         , 2016. The redemption price will equal 100% of the principal amount of the subordinated debentures to be redeemed, plus accrued and unpaid interest, together with any compounded interest, on such subordinated debentures to the redemption date, which we refer to as the “par redemption amount.” In addition, upon the occurrence of a tax event as described under “Description of the Subordinated Debentures—Redemption,” we may redeem the subordinated debentures, in whole but not in part, prior to         , 2016, at the greater of the par redemption amount or the make-whole redemption amount, and after         , 2016 at the par redemption amount.

      There is no authority directly on point addressing the classification of the subordinated debentures for United States federal income tax purposes. A tax event could occur if certain changes in tax law or interpretations occur and are continuing or if there is a threatened challenge (whether or not written) asserted in connection with an audit of us or any of our subsidiaries or there is a threatened challenge asserted in writing against any other taxpayer that has issued securities that are substantially similar to the subordinated debentures, and certain other conditions are satisfied. See “Description of the Subordinated Debentures—Redemption.”

      In the event we redeem the subordinated debentures, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the subordinated debentures.

The subordinated debentures are effectively subordinated to substantially all of our other debt.

      Our obligations under the subordinated debentures are subordinate and junior in right of payment to all of our senior indebtedness, except any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debentures and certain other indebtedness, including indebtedness incurred in the ordinary course of business. This means that we cannot make any payments on the subordinated debentures if we default on a payment of senior indebtedness and do not cure the default within the applicable grace period, if the holders of the senior indebtedness have the right to accelerate the maturity of the senior indebtedness and request that we cease payments on the subordinated debentures or if the terms of our senior indebtedness otherwise restrict us from making payments to junior creditors. See “—The terms of our existing indebtedness may restrict our ability to make payments on the subordinated debentures in specified circumstances.” As of March 31, 2006, our consolidated indebtedness, all of which will rank senior to our obligations under the subordinated debentures, aggregated approximately $46.1 billion.

      Due to the subordination provisions contained in the indenture governing the subordinated debentures, in the event of our insolvency, funds which we would otherwise use to pay the holders of the subordinated debentures will be used to pay the holders of senior indebtedness to the extent necessary to pay the senior indebtedness in full. As a result of those payments, our general creditors may recover less, ratably, than the holders of our senior indebtedness and these general creditors may recover more, ratably, than the holders of the subordinated debentures.

      There are no terms in the indenture or the subordinated debentures that limit our ability to incur additional indebtedness, and we expect from time to time to incur additional indebtedness constituting senior indebtedness.

American Express Company is a holding company, and payments on the subordinated debentures will only be made from our earnings and assets, and not those of our subsidiaries.

      We are a holding company. Our principal assets consist of the stock of our operating subsidiaries, and substantially all of our income is derived from those subsidiaries. The subordinated debentures will be solely our obligations, and our subsidiaries will have no obligation to pay any amount in respect of the subordinated debentures or to make any funds available for any such payment. Accordingly, we will be dependent on dividends and other discretionary distributions from our subsidiaries to generate the funds necessary to meet obligations with respect to the subordinated debentures, including the payment of principal and interest thereon.

      Because we are a holding company, the subordinated debentures will be structurally subordinated to all of our subsidiaries' existing and future obligations. We only have a shareholder's claim in the assets of our subsidiaries. This shareholder’s claim is junior to claims that creditors of our subsidiaries have against those subsidiaries. Holders of the subordinated debentures will only be creditors of American Express, and such holders will not be creditors of our subsidiaries, where most of American Express' consolidated assets are located.

The terms of our existing indebtedness may restrict our ability to make payments on the subordinated debentures in specified circumstances.

      Under the terms of certain of our or our subsidiaries’ loan agreements, if an event of a default under a loan agreement exists on an interest payment date for the subordinated debentures, whether or not the applicable cure period under the loan agreement has elapsed, we would be restricted from borrowing money or receiving payment in the form of dividends from our subsidiaries. As a result, we could be unable to make interest payments on the subordinated debentures if such default existed on an interest payment date. If we are unable to make the required payment of interest on the subordinated debentures and can no longer or choose not to defer the payment of such interest, this failure to pay interest would constitute an event of default with respect to the subordinated debentures under the indenture. In some circumstances, this default would also constitute a default of such other debt and cause or permit our other debt to accelerate and become payable immediately. If this were to occur, it would materially adversely affect our financial condition and liquidity.

If the holders of the subordinated debentures waive American Express’ covenants to mandatorily defer interest under certain circumstances or to pay certain deferred interest only with proceeds from the sale of American Express common stock, our credit ratings may be negatively affected.

      The indenture contains covenants that require American Express to defer interest payments on the subordinated debentures if a mandatory trigger event has occurred unless payments are made in accordance with the share settlement mechanism. The indenture also contains covenants that require American Express to pay deferred interest with proceeds raised through the sale of shares of our common stock in accordance with the share settlement mechanism following a mandatory trigger event or following five years (in aggregate) of optional deferrals.

      These covenants may be amended, and compliance with these covenants may be waived, solely by the holders of a majority of the aggregate principal amount of the subordinated debentures, and no holder of our senior indebtedness will have the right to enforce these covenants. Although, in the short term, holders of the subordinated debentures may have an economic incentive to waive these covenants in order to receive current or deferred interest if such covenants are waived and American Express pays interest during a period where it would be required to defer interest under the mandatory trigger provision or pays deferred interest with funds received from any other source, our credit ratings could be negatively affected, which in turn, may have an adverse effect on our business and financial condition.

Holders of the subordinated debentures have limited rights to accelerate payment of the subordinated debentures under the indenture.

      Holders of the subordinated debentures or the trustee may accelerate payment of principal, premium, if any, and accrued and unpaid interest on the subordinated debentures only upon the occurrence of an event of default under the indenture. These events of default include:

•	non-payment of interest when due for 30 days, provided, however, that deferral of any interest payment in accordance with the terms of the indenture will not be an event of default;

•	non-payment of principal and premium, if any, on the subordinated debentures when due;

•	any deferral of interest that continues for more than ten consecutive years without all accrued and unpaid interest (including any compounded interest) having been paid in full; and

•	certain events of bankruptcy, insolvency or receivership of American Express.

      A default by us or by any of our subsidiaries on any of our or their indebtedness, respectively, or acceleration of any such indebtedness, will not result in a cross default or cross acceleration of the subordinated debentures.

      Events of default do not include failure to comply with or breach of our other covenants in the indenture applicable to the subordinated debentures, including the covenant to sell shares of our common stock through the share settlement mechanism to pay deferred interest. For example, if we are required to sell shares of our common stock as a result of a mandatory trigger event, but we decide not to sell shares even though no market disruption event has occurred, it will not be an event of default under the indenture and holders will have limited remedies against us. Accordingly, a covenant default, other than the events of default described above, will not result in the acceleration of payment of the subordinated debentures. Although failure to comply with such other covenants could give rise to a claim against us relating to the specific breach, the remedy of holders of the subordinated debentures may be limited to direct monetary damages, if any. In addition, only the trustee or the holders of a majority of the subordinated debentures, if the trustee fails to institute such a proceeding, may institute a proceeding against American Express on account of any such breach. Furthermore, except with respect to covenants relating to our obligation to file periodic or other reports and an annual statement with respect to indenture defaults, the indenture will not require the trustee to take any action in case of such a breach (other than to give notice of default under specified circumstances) unless so directed by holders. See “Description of the Subordinated Debentures—Events of Default.”

The interest rate of the subordinated debentures will fluctuate when the fixed rate period ends, and may from time to time decline below the fixed rate.

      At the conclusion of the fixed rate period for the subordinated debentures on         , 2016, the subordinated debentures will begin to accrue interest at a floating rate. The floating rate may be volatile over time and could be substantially less than the fixed rate, which could reduce the value of the subordinated debentures in any available after-market, apart from the reduction in current interest income.

An active after-market for the subordinated debentures may not develop.

      The subordinated debentures constitute a new issue of securities with no established trading market. We cannot assure you that an active after-market for the subordinated debentures will develop or be sustained. Although the underwriters have indicated to us that they intend to make a market in the subordinated debentures, as permitted by applicable laws and regulations, they are not obligated to do so and may discontinue any such market-making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the subordinated debentures.

General market conditions and unpredictable factors could adversely affect market prices for the subordinated debentures.

      There can be no assurance about the market prices for the subordinated debentures. Several factors, many of which are beyond our control, will influence the market value of the subordinated debentures. Factors that might influence the market value of the subordinated debentures include, but are not limited to:

•	whether interest payments have been made and are likely to be made on the subordinated debentures from time to time;

•	our creditworthiness, financial condition, performance and prospects;

•	whether the ratings on the subordinated debentures provided by any ratings agency have changed;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

      If you purchase subordinated debentures, whether in this offering or in the secondary market, the subordinated debentures may subsequently trade at a discount to the price that you paid for them.

The rating agencies that rate the subordinated debentures may change their rating methodologies, including their views on “notching” practices, which could result in a downgrade of the subordinated debentures.

      The rating methodologies for securities with features similar to the subordinated debentures are still developing and the rating agencies may change their methodologies in the future. This may include (but is not limited to) the relationship between ratings assigned to an issuer’s senior securities and ratings assigned to securities with features similar to the subordinated debentures, sometimes called “notching.” If any of the rating agencies were to change their practices for rating such securities in the future and one or more of the ratings of the subordinated debentures were subsequently downgraded as a result of such changes, the trading price of the subordinated debentures could be negatively affected.

The subordinated debentures were preliminarily classified as common equity by the SVO of the NAIC.

      The SVO has advised us that it would preliminarily classify the subordinated debentures offered hereby as common equity for purposes of calculating the statutory risk-based capital requirements of U.S. insurance companies that hold the subordinated debentures. However, the SVO will not provide an official designation of the security-type of the subordinated debentures unless and until an insurance company subject to regulation by a U.S. state insurance department purchases the subordinated debentures and reports them to the SVO. The SVO will then review the final documentation related to the subordinated debentures and publish its final NAIC designation. Accordingly, no assurance can be given as to the official NAIC designation of the subordinated debentures. The NAIC classification of an investment directly affects U.S. insurance company investors because it affects the capital required for such investment by such investors, but is not determinative in any way of any other tax, accounting or legal considerations for investors generally. A designation of the subordinated debentures as common equity could adversely impact the secondary trading market for the subordinated debentures.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the subordinated debentures will be approximately $         million, after deducting the underwriters' discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes.

ACCOUNTING TREATMENT

      The subordinated debentures will be reported as a component of long-term debt on our balance sheet and interest payments on the subordinated debentures will be reported as a component of interest expense on our income statement.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:

	Three Months Ended March 31,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
	(in millions of U.S. dollars)
Earnings
Pre-tax income from continuing operations	$876	$4,248	$3,831	$3,415	$3,021	$1,737
Interest expense	608	2,168	1,659	1,606	1,832	2,856
Other adjustments	35	150	151	154	174	175

Total earnings (a)	$1,519	$6,566	$5,641	$5,175	$5,027	$4,768

Fixed charges
Interest expense	$608	$2,168	$1,659	$1,606	$1,832	$2,856
Adjustments	26	151	145	139	151	170

Total fixed charges (b)	$634	$2,319	$1,804	$1,745	$1,983	$3,026

Ratio of Earnings to Fixed Charges (a/b)	2.40	2.83	3.13	2.97	2.54	1.58

      Included in interest expense in the above computation is interest expense related to the international banking operations and the Cardmember lending activities, which is netted against net investment income and Cardmember lending net finance charge revenue, respectively, in our consolidated statements of income included in the documents incorporated by reference into this prospectus supplement (and the accompanying prospectus).

      For purposes of the “earnings” computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by us, the minority interest in the earnings of majority-owned subsidiaries with fixed charges and the interest component of rental expense, and subtracting undistributed net income of affiliates accounted for under the equity method.

      For purposes of the “fixed charges” computation, adjustments include adding capitalized interest costs and the interest component of rental expense.

CAPITALIZATION

      The table below shows the capitalization of American Express Company and its subsidiaries as of March 31, 2006. The “As Adjusted” column reflects our issuance of the subordinated debentures in this offering. You should read this table along with our consolidated financial statements, which are included in the documents incorporated by reference in this prospectus supplement (and the accompanying prospectus).

	March 31, 2006
	Actual	As Adjusted
	(in millions of U.S. dollars)
Short-Term Debt	$15,177	$
Long-Term Debt	30,932
Shareholders' Equity:
Common shares, $.20 par value, authorized 3.6 billion shares; issued and outstanding 1,233 million shares	247
Additional paid-in capital	8,899
Retained earnings	1,629
Other comprehensive income (loss), net of tax:
Net unrealized securities gains	59
Net unrealized derivative gains	153
Foreign currency translation adjustments	(363)
Minimum pension liability	(19)

Total accumulated other comprehensive (loss) income	(170)

Total shareholders' equity	10,605

Total Capitalization	$56,714	$

      Other than as described in this prospectus supplement (and the accompanying prospectus), there has been no material change in the consolidated capitalization of American Express Company and its subsidiaries since March 31, 2006.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      We present in the table below our selected consolidated financial data, which should be read in conjunction with and is qualified in its entirety by reference to “Management's Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2005, and “Management's Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited consolidated financial statements and the related notes contained in our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2006, each of which is incorporated by reference in this prospectus supplement. The selected consolidated financial data for the fiscal year ended December 31, 2005 have been derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected consolidated financial data for the fiscal year ended December 31, 2004 and the selected operating results for the fiscal year ended December 31, 2003 have been derived from our financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The selected consolidated balance sheet data as of December 31, 2003 and the selected consolidated financial data for the fiscal years ended December 31, 2002 and 2001 have been derived from our unaudited financial statements, which were restated to reflect certain discontinued operations, including the spin-off of Ameriprise Financial, Inc. in September 2005, and were not re-audited following such restatement.

      The selected consolidated financial data for the three months ended March 31, 2006 and March 31, 2005 have been derived from our unaudited consolidated financial statements. In the opinion of our management, the unaudited information reflects all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of the results for those periods. Results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full fiscal year.

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in millions of U.S. dollars)
OPERATING RESULTS
Revenues	$6,332	$5,640	$24,267	$21,964	$19,549	$18,079	$17,710
Expenses	5,007	4,552	20,019	18,133	16,134	15,058	15,973
Income (loss) from discontinued operations	(3)	201	513	830	665	529	(26)
Net income	873	946	3,734	3,445	2,987	2,671	1,311

      On July 24, 2006, we announced our results for the quarter ended June 30, 2006. We reported net income for the second quarter of $945 million, down 7% from the corresponding period in 2005, and income from continuing operations of $972 million, up 13% from the corresponding period in 2005. We also reported revenues of $6.9 billion and expenses of $5.4 billion for the quarter.

		As of December 31,
	As of March 31, 2006	2005	2004	2003	2002	2001
	(in millions of U.S. dollars)
BALANCE SHEET
Cash and cash equivalents	$5,393	$7,126	$7,808	$3,967	$3,939	$4,542
Accounts receivable and accrued interest, net	34,175	35,497	32,398	29,394	27,677	27,997
Investments	21,267	21,334	21,675	19,305	20,272	17,354
Loans, net	40,345	40,801	34,256	31,706	27,212	25,799
Assets of discontinued operations	—	—	87,141	80,207	69,242	66,921
Total assets	110,065	113,960	194,216	175,861	158,299	151,617
Customers' deposits	20,068	24,579	20,107	20,252	17,252	13,471
Travelers Cheques outstanding	6,787	7,175	7,287	6,819	6,623	6,190
Short-term debt	15,177	15,633	14,316	18,983	21,272	31,554
Long-term debt	30,932	30,781	32,676	20,209	16,188	7,668
Liabilities for discontinued operations	—	—	80,675	73,193	63,112	61,575
Shareholders' equity	10,605	10,549	16,020	15,323	13,861	12,037

	As of the Three Months Ended
	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
	(in millions of U.S. dollars)
ADDITIONAL DATA
Tangible common equity amount(1)	$8,820	$8,790	$8,145	$10,567	$9,475	$9,303
Total adjusted assets(2)	130,892	135,156	129,540	216,438	210,020	214,511

(1)	“Tangible common equity amount” means, as of any fiscal quarter end, the total shareholders' equity, excluding preferred stock, of American Express as reflected on its consolidated balance sheet prepared in accordance with GAAP as of such fiscal quarter end minus (i) identifiable intangible assets and goodwill and (ii) any deferred acquisition costs, as determined in accordance with GAAP and reflected in such consolidated balance sheet.

(2)	“Total adjusted assets” means, as of any fiscal quarter end, the sum of (i) total balance sheet assets minus (ii) on balance sheet “Cardmember lending” (on a gross basis) as shown on the Company's balance sheet for such fiscal quarter plus (iii) “Worldwide Cardmember lending—managed basis” as reported by the Company for such fiscal quarter.

      As of June 30, 2006, our tangible common equity amount was $8.8 billion and our total adjusted assets were $137.5 billion.

CAPITAL REPLACEMENT

      We intend, during the first 45 years following the closing of the initial offering of the subordinated debentures, to the extent that the subordinated debentures provide us with equity credit at the time of any redemption thereof, to redeem the subordinated debentures with net proceeds received by us from the sale or issuance, during the 180-day period prior to the date of redemption, by us or our subsidiaries to third-party purchasers, of securities for which we will receive equity credit, at the time of sale or issuance, that is equal to or greater than the equity credit attributed to the subordinated debentures at the time of such redemption.

DESCRIPTION OF THE SUBORDINATED DEBENTURES

      American Express will issue the        % fixed rate/floating rate subordinated debentures, $1,000 principal amount per debenture, under a supplemental indenture to be dated as of the date of the closing of this offering, between us, J.P. Morgan Trust Company, National Association, as indenture trustee, and The Bank of New York, as series trustee, which supplements the indenture, dated as of May 1, 1997, between us, as issuer, and J.P. Morgan Trust Company, National Association, as successor to PNC Bank, National Association, as trustee, as amended and supplemented from time to time, which we refer to collectively as the indenture. The following description of certain terms of the subordinated debentures and certain provisions of the indenture in this prospectus supplement supplements the description under “Description of Debt Securities” in the accompanying prospectus and, to the extent it is inconsistent with that description, replaces the description in the accompanying prospectus. This description is only a summary of the material terms and does not purport to be complete. We urge you to read the indenture in its entirety because it, and not this description, will define your rights as a holder of the subordinated debentures. We will file the supplemental indenture and a form of the subordinated debentures as exhibits to a Current Report on Form 8-K, which will be incorporated by reference in the accompanying prospectus. You may also request copies of these documents from us at our address set forth under “Incorporation of Certain Documents by Reference.” Unless otherwise specified, when we refer to “American Express” or the “Company” in the following description, we mean only American Express and not any of its subsidiaries.

General

      We will initially issue $        million aggregate principal amount of the subordinated debentures. We may from time to time, without the consent of the existing holders, issue additional subordinated debentures having the same terms and conditions as the subordinated debentures being offered hereby in all respects, except for issue date, issue price and, if applicable, the first payment of interest thereon. Additional subordinated debentures issued in this manner will constitute a single series with the previously outstanding subordinated debentures.

      The subordinated debentures will not be subject to a sinking fund provision. The subordinated debentures will initially mature on        , 2036. The initial maturity date of the subordinated debentures will automatically be extended to          , 2066, except in the case of (1) their prior redemption or (2) the occurrence and continuation of an event of default under the indenture related to the subordinated debentures. Unless otherwise specified herein, this description of the subordinated debentures assumes that the maturity of the subordinated debentures will be extended to        , 2066. The entire principal amount of the subordinated debentures will mature and become due and payable, together with any accrued and unpaid interest thereon, including compounded interest (as defined under “—Option to Extend Interest Payments”), if any, at the time the subordinated debentures mature.

Interest

      Interest will accrue from (and including) the date of initial issuance or from the last date in respect of which interest has been paid or duly provided for to, but excluding, the next interest payment date or redemption date, as the case may be, until        , 2016 (the “fixed rate period”) at an annual rate equal to        %, and thereafter until the maturity date (the “floating rate period”) at an annual rate equal to three-month LIBOR plus         basis points. Subject to certain requirements during any optional extension period or mandatory extension period described below, during the fixed rate period, interest will be payable semi-annually in arrears on         and         of each year, and during the floating rate period quarterly in arrears on        ,        ,         and         of each year. “Interest payment period” refers to the semi-annual or quarterly period, as applicable.

Fixed Rate Period

      The amount of interest payable for any full interest payment period during the fixed rate period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full interest payment period will be computed on the basis of 30-

day months and, for periods of less than a 30-day month, the actual number of days elapsed in that period. In the event that any date on which interest is payable is not a business day, payment of the interest payable on such date will be made on the next succeeding day that is a business day (without any payment of interest or other amounts in respect of any such delay). Interest not paid on any payment date during the fixed rate period will accrue and compound semi-annually at a rate per year equal to the then applicable rate of interest on the subordinated debentures until paid.

Floating Rate Period

      The amount of interest payable for any full interest payment period during the floating rate period will be computed on the basis of a 360-day year using the actual number of days during the floating rate period. In the event that any date on which interest is payable on the subordinated debentures is not a business day, payment of the interest payable on such date will be made on the next succeeding day that is a business day (without payment of any interest or other amount in respect of any such delay), except that if such business day is in the next succeeding calendar month, then such payment date will be the immediately preceding business day. Interest not paid on any payment date during the floating rate period will accrue and compound quarterly at a rate per year equal to the then applicable rate of interest on the subordinated debentures until paid.

      The calculation agent will calculate the floating rate and the amount of interest payable on each quarterly payment date relating to the floating rate period. Promptly upon such determination, the calculation agent will notify us and, if the trustee is not then serving as the calculation agent, the trustee, of the floating rate for the new quarterly interest payment period. The floating rate determined by the calculation agent, absent manifest error, will be binding and conclusive on us, the holders of the subordinated debentures and the trustee. The Bank of New York will initially act as the calculation agent.

      Three-month LIBOR, with respect to an interest payment period, means the rate (expressed as a percentage per year) for deposits in U.S. dollars for a three-month period that appears on Telerate Page 3750 as of 11:00 a.m. (London time) on the second London banking day immediately preceding the first day of such interest payment period. The term “Telerate Page 3750” means the display on MoneyLine Telerate page 3750 or any successor service or page for the purpose of displaying the London interbank offered rates of major banks.

      If three-month LIBOR cannot be determined as described above, we will select four major banks in the London interbank market. We will request that the principal London offices of those four selected banks provide their offered quotations to prime banks in the London interbank market at approximately 11:00 a.m., London time, on the second London banking day immediately preceding the first day of the applicable interest payment period. These quotations will be for deposits in U.S. dollars for a three-month period. Offered quotations must be based on a principal amount equal to an amount that is representative of a single transaction in U.S. dollars in the market at the time.

      If two or more quotations are provided, three-month LIBOR for the interest payment period will be the arithmetic mean of the quotations. If fewer than two quotations are provided, we will select three offered rates quoted by three major banks in New York City, on the second London banking day immediately preceding the first day of the applicable interest payment period. The rates quoted will be for loans in U.S. dollars for a three-month period. Rates quoted must be based on a principal amount equal to an amount that is representative of a single transaction in U.S. dollars in the market at the time. If fewer than three New York City banks selected by us are quoting rates, three-month LIBOR for the applicable interest payment period will be the same as for the immediately preceding interest payment period or, if the immediately preceding interest payment period is a fixed rate interest payment period, the same as for the most recent quarter for which three-month LIBOR can be determined.

      “Business day” means any day which is not a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies located in New York City are authorized or obligated by law to close.

      “London banking day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Record Dates

      Interest is payable on each payment date to the person in whose name a given subordinated debenture is registered at the close of business on each             and             during the fixed rate period, and            ,            ,             and             during the floating rate period. In the event that the subordinated debentures will not continue to remain in book-entry only form or are not in the form of a global certificate, we will have the right to select record dates, which will be at least one business day before an interest payment date.

Subordination

      The payment of principal of and interest on the subordinated debentures will be, to the extent provided in the indenture, subordinated to the prior payment in full of all present and future senior indebtedness, as defined below.

      Subject to the qualifications described below, the term “senior indebtedness” includes principal of, and interest and premium (if any) on, the following:

•	all indebtedness of American Express, whether outstanding on the date of the issuance of the subordinated debentures or thereafter created, incurred or assumed, which is for money borrowed, or which is evidenced by a note, bond, indenture or similar instrument;

•	all obligations of American Express under leases required or permitted to be capitalized under generally accepted accounting principles;

•	all of American Express’ reimbursement obligations with respect to any letter of credit, banker’s acceptance, security purchase facility or similar credit transactions;

•	all obligations of the types referred to in the preceding bullet points of another person, the payment of which American Express is responsible or liable as guarantor or otherwise;

•	any agreements or obligations to pay deferred purchase price or conditional sales agreements other than in the ordinary course of business;

•	all obligations of the types referred to in the preceding bullet points of another person secured by any lien on any property or assets of American Express (whether or not that obligation has been assumed by American Express); and

•	amendments, modifications, renewals, extensions, deferrals and refundings of any of the above types of indebtedness.

      The subordinated debentures will rank senior to all of our equity securities, including any preferred stock we may issue in the future.

      The senior indebtedness will continue to be senior indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the senior indebtedness or extension or renewal of the senior indebtedness. Notwithstanding anything to the contrary in the foregoing, senior indebtedness will not include (1) indebtedness incurred for the purchase of goods, materials or property, or for services obtained in the ordinary course of business or for other liabilities arising in the ordinary course of business, (2) any indebtedness which by its terms is expressly made equal in rank and payment with or subordinated to the subordinated debentures and (3) obligations by American Express owed to its subsidiaries.

      No direct or indirect payment, in cash, property or securities, by set-off or otherwise, may be made or agreed to be made on account of the subordinated debentures or interest thereon, or in respect of any repayment, redemption, retirement, purchase or other acquisition of the subordinated debentures, if:

•	American Express defaults in the payment of any principal, or premium, if any, or interest on any senior indebtedness, whether at maturity or at a date fixed for prepayment or declaration or otherwise; or

•	an event of default occurs with respect to any senior indebtedness permitting the holders to accelerate the maturity and written notice of such event of default, requesting that payments on the subordinated debentures cease, is given to American Express by the holders of senior indebtedness, unless and until such default in payment or event of default has been cured or waived or ceases to exist.

      All present and future senior indebtedness, which will include, without limitation, interest accruing after the commencement of any proceeding, assignment or marshaling of assets described below, will first be paid in full before any payment, whether in cash, securities or other property, will be made by American Express on account of the subordinated debentures in the event of:

•	any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to American Express, its creditors or its property;

•	any proceeding for the liquidation, dissolution or other winding-up of American Express, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

•	any assignment by American Express for the benefit of creditors; or

•	any other marshaling of the assets of American Express.

      In any such event, payments which would otherwise be made on the subordinated debentures will generally be paid to the holders of senior indebtedness, or their representatives, in accordance with the priorities existing among these creditors at that time until the senior indebtedness is paid in full. If the payments on the subordinated debentures are in the form of American Express’ securities or those of any other corporation under a plan of reorganization or readjustment and are subordinated to outstanding senior indebtedness and to any securities issued with respect to such senior indebtedness under a plan of reorganization or readjustment, they will be made to the holders of senior indebtedness and then, if any amounts remain, to the holders of the subordinated debentures. No present or future holder of any senior indebtedness will be prejudiced in the right to enforce the subordination of the subordinated debentures by any act or failure to act on the part of American Express.

      In the event that, notwithstanding any of the foregoing prohibitions, the trustee or the holders of the subordinated debentures receive any payment on account of or in respect of the subordinated debentures at a time when a responsible officer of the trustee or such holder has actual knowledge that such payment should not have been made to it, the trustee or such holder will hold such payment in trust for the benefit of, and, upon written request, will pay it over to, the holders of the senior indebtedness or their agents or representatives, for application to the payment of all principal, premium, if any, and interest then payable with respect to any senior indebtedness.

      Senior indebtedness will only be deemed to have been paid in full if the holders of such indebtedness have received cash, securities or other property which is equal to the amount of the outstanding senior indebtedness.

      After payment in full of all present and future senior indebtedness, holders of the subordinated debentures will be subrogated to the rights of any holders of senior indebtedness to receive any further payments that are applicable to the senior indebtedness until all the subordinated debentures are paid in full. In matters between holders of the subordinated debentures and any other type of American Express’ creditors, any payments that would otherwise be paid to holders of senior indebtedness and that are made to holders of the subordinated debentures because of this subrogation will be deemed a payment by American Express on account of senior indebtedness and not on account of the subordinated debentures.

      Due to the subordination provisions described above, funds which we would otherwise use to pay the holders of the subordinated debentures will be used to pay the holders of senior indebtedness to the extent necessary to pay the senior indebtedness in full. See “Risk Factors—The subordinated debentures are effectively subordinated to substantially all of our other debt.”

      The indenture places no limitation on the amount of additional senior indebtedness that may be incurred by American Express. American Express expects from time to time to incur additional indebtedness constituting senior indebtedness.

      In addition to the limitations described above, in the event of our bankruptcy, insolvency or receivership, a holder of subordinated debentures will have no claim for unpaid mandatory deferred interest (including compounded interest thereon) to the extent the amount of such interest exceeds 25% of the then outstanding principal amount of the holder’s subordinated debentures. See “—Limitation on Claims in the Event of Our Bankruptcy, Insolvency or Receivership.”

Redemption

      We may, at our option, redeem the subordinated debentures, in whole or in part, on or after        , 2016 at the par redemption amount; provided that if the subordinated debentures are not redeemed in whole, at least $50 million aggregate principal amount of the subordinated debentures (excluding any subordinated debentures held by us or any of our subsidiaries) must remain outstanding after giving effect to such redemption. We may not redeem any outstanding subordinated debentures unless all accrued and unpaid interest, together with any compounded interest, has been paid in full for all interest payment periods terminating on or before the redemption date. We may also redeem the subordinated debentures in whole, but not in part, at any time within 180 days after the occurrence of a tax event, at the par redemption amount and, if the redemption occurs prior to        , 2016, the greater of the par redemption amount or the make-whole redemption amount.

      As used in this section:

“Comparable treasury issue” means the U.S. Treasury security selected by the quotation agent as having a term comparable to the period from the redemption date to , 2016 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities with a term comparable to such period.

“Comparable treasury price” means, with respect to a redemption date (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the quotation agent obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

“H.15(519)” means the weekly statistical release designated as such, or any successor publication, published by the Federal Reserve System Board of Governors, available through the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/H15/ or any successor site or publication. We make no representation or warranty as to the accuracy or completeness of the information displayed on such website, and such information is not incorporated by reference herein and should not be considered a part of this prospectus supplement.

The “make-whole redemption amount” will be equal to the sum of (i) the present value of the aggregate principal amount outstanding of the subordinated debentures on the payment date falling on , 2016, and (ii) the present values of scheduled semi-annual interest payments from but excluding the date fixed for redemption through and including the payment date on , 2016, in each case discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus basis points plus, in each case, any accrued and unpaid interest, together with any compounded interest to the date of redemption, as calculated by the quotation agent.

“Par redemption amount” means, with respect to the subordinated debentures, a cash redemption price of 100% of the principal amount of the subordinated debentures to be redeemed, plus accrued and unpaid interest, together with any compounded interest, on such subordinated debentures to the redemption date.

“Quotation agent” means one of the reference treasury dealers appointed by us.

“Reference treasury dealer” means (1) Goldman, Sachs & Co. and its successors, (2) Citigroup Global Markets Inc. and its successors and (3) any additional primary U.S. government securities dealers (each, a “primary treasury dealer”) selected by us and their successors, provided, however, that if any of them ceases to be a primary treasury dealer we will substitute another primary treasury dealer.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Tax event” means, with respect to the subordinated debentures, the receipt by us of an opinion of counsel, rendered by a law firm with generally recognized experience in such matters, to the effect that, as a result of:

•	any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein,

•	any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, or

•	a threatened challenge asserted in connection with an audit of us or any of our subsidiaries, or a threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the subordinated debentures (whether or not issued through a trust or other similar structure), which amendment or change is effective or which pronouncement or decision is announced or which challenge occurs on or after the date of original issuance of the subordinated debentures, there is more than an insubstantial risk that interest accruing or payable by us on the subordinated debentures is not or, at any time subsequent to our receipt of such opinion, will not be, wholly deductible by us for United States federal income tax purposes.

“Treasury rate” means the yield, under the heading that represents the average for the week immediately prior to the redemption date, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the end of the relevant period, yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month). If such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, “treasury rate” means the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date. The treasury rate will be calculated on the third business day preceding the redemption date.

      With respect to any redemption of subordinated debentures as a result of a tax event, American Express may fix the date for such redemption within 180 days following the occurrence of the tax event; provided, however, that if American Express determines, in its good faith judgment, that it is able to eliminate, within the 180-day period, the tax event by taking some ministerial action that, in American Express’ sole judgment, has no adverse effect on American Express or its affiliates or the holders of the subordinated debentures, American Express will make a good faith effort to pursue such action in lieu of redemption. Nonetheless, if American Express determines, in its good faith judgment, that it is not able to take such a ministerial action to remedy such tax event, it may redeem the subordinated debentures at any time during the 180-day period following the occurrence of such tax event.

      We will mail, or cause the trustee to mail, notice of every redemption of subordinated debentures by first class mail, postage prepaid, addressed to the holders of record of the subordinated debentures to be redeemed at their respective last addresses appearing on our books. Such mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing of such notice, to any holder of subordinated debentures designated for redemption will not affect the redemption of any other subordinated debentures. Each notice will state (i) the redemption date; (ii) the mechanism for determining the redemption price; (iii) that the subordinated debentures are being redeemed pursuant to the indenture or the terms of the subordinated debentures together with the facts permitting such redemption; (iv) if less than all outstanding subordinated debentures are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular subordinated debentures to be redeemed; (v) the place or places where the subordinated debentures are to be redeemed; and (vi) that interest on the subordinated debentures to be redeemed will cease to accrue on the redemption date. At the time that we are able to determine the redemption price, we will promptly make a public announcement thereof.

      Any subordinated debentures to be redeemed pursuant to the aforementioned notice will, on the date fixed for redemption, become due and payable at the redemption price. From and after such date, such subordinated debentures will cease to bear interest. Upon surrender of any such subordinated debentures for redemption in accordance with said notice, such subordinated debentures will be paid by American Express at the redemption price, subject to certain conditions. If any subordinated debentures called for redemption are not so paid upon surrender thereof for redemption, the redemption price will, until paid, bear interest from the redemption date at the rate prescribed therefor in the subordinated debentures. Any subordinated debentures redeemed only in part will be surrendered in accordance with the provisions of the indenture. In exchange for the unredeemed portion of such surrendered subordinated debentures, new subordinated debentures in an aggregate principal amount equal to the unredeemed portion will be issued.

Extension of Interest Payments

      During the periods and subject to the conditions described under “—Option to Extend Interest Payments” and “—Consequences of a Mandatory Trigger Event,” interest on the subordinated debentures will not be currently payable, but will continue to accrue and compound semi-annually or quarterly, as applicable, to the extent permitted by applicable law, at the then applicable rate of interest on the subordinated debentures. Upon the termination of an extension period, we will be required to pay all deferred interest then accrued and unpaid, together with interest thereon, to the extent permitted by applicable law, compounded semi-annually or quarterly, as applicable, at the then applicable rate of interest on the subordinated debentures, which we refer to as “compounded interest.”

      Notwithstanding anything to the contrary, no extension period, or combination of extension periods, whether optional or mandatory, may exceed ten consecutive years after the first date we deferred payments on the subordinated debentures or extend beyond the stated maturity or redemption date of the subordinated debentures, or (unless settled through the share settlement mechanism) end on a date other than a payment date.

Option to Extend Interest Payments

      As long as no event of default with respect to the subordinated debentures or mandatory trigger event, as described below, has occurred and is continuing, American Express will have the right, at any time and from time to time during the term of the subordinated debentures, to defer payments of interest by extending the interest payment period. The period commencing on the payment date on which payment is so deferred and ending on the date on which optional deferred interest is paid in full is referred to herein as the “optional extension period.” We refer to such interest as “optional deferred interest.”

      We may settle any and all optional deferred interest with cash from any source until the payment date occurring five years (subject to an extension to the extent of any mandatory extension period occurring within an optional extension period) after the first payment date on which we deferred payments on the subordinated debentures. On any subsequent payment date we must pay any outstanding optional deferred interest in accordance with the share settlement mechanism, subject to the occurrence of a market disruption event. Although an optional extension period may exceed five years’ duration to the extent of the duration of any mandatory extension period that occurs within the optional extension period, in no event may any extension period, whether optional, mandatory or any combination thereof (whether or not consecutive), exceed ten years from the first interest payment date on which an interest payment was deferred, or extend beyond the stated maturity date.

      Upon the termination of any optional extension period and the payment of all amounts then due, American Express may commence a new optional extension period, subject to the above requirements, there being no limit to the number of such new optional extension periods that American Express may begin. We have no present intention of exercising our right to defer payments of interest.

      American Express will give notice of an optional deferral not more than sixty days and not less than fifteen days prior to the related payment date, and such notice, once given, will be irrevocable and the deferral of payments on the related payment date shall be an optional deferral; provided that if a mandatory trigger event has occurred on the trigger determination date in relation to such payment date, the consequences of the mandatory trigger event provision will be applicable. See “—Consequences of a Mandatory Trigger Event” below.

Consequences of a Mandatory Trigger Event

      If and to the extent that a mandatory trigger event has occurred and is continuing as of any trigger determination date, and regardless of any notice of optional deferral that has been previously delivered, we will be required to make interest payments on the subordinated debentures from the proceeds of the sale of shares of our common stock in accordance with and subject to the share settlement mechanism on the related payment date. If a market disruption event prevents us from making such payment in accordance with the share settlement mechanism, we must defer payments of interest on the subordinated debentures on such payment date. We refer to interest so deferred as “mandatory deferred interest,” and to the period in which interest is deferred as a “mandatory extension period.” Any mandatory deferred interest, whether or not a mandatory trigger event continues, must be paid only from the proceeds of the sale of shares of our common stock in accordance with the share settlement mechanism; provided, however, that any accrued and unpaid interest will in all events be due and payable upon maturity of the subordinated debentures and upon the occurrence of an event of default under the subordinated debentures, other than interest for which holders agreed to waive their rights if certain events of bankruptcy, insolvency or receivership, whether voluntary or not, occur with respect to American Express. See “—Limitation on Claims in the Event of our Bankruptcy, Insolvency or Receivership.” In the event that a mandatory trigger event is no longer continuing, subsequent interest may be paid in cash from any source.

      “Mandatory trigger event” with respect to each payment date means a determination by us on the day (which we refer to as the trigger determination date) that is the thirtieth day prior to such payment date (or, in the event that such date is not a business day, the immediately preceding business day) that one of the following conditions exists as of such trigger determination date:

(i) our tangible common equity amount is less than 4.00% of total adjusted assets for the most recently completed fiscal quarter; or

(ii) (x) our adjusted trailing two quarters consolidated net income amount is equal to or less than zero for the period ending at the end of the fiscal quarter that ends two fiscal quarters prior to the most recently completed fiscal quarter prior to the trigger determination date, and (y) our tangible common equity amount as of the end of (a) the most recently completed fiscal quarter prior to the trigger determination date, and (b) the fiscal quarter that ends two fiscal quarters before the most recently completed fiscal quarter prior to the trigger determination date, has declined, in each case, by 10% or more as compared to the tangible common equity amount at the end of the benchmark quarter.

      To the extent that the impact on our tangible common equity of a spin-off is reflected in any of the consolidated financial statements referred to in clauses (ii)(y)(a) or (b) above, but is not reflected in the consolidated financial statements for the benchmark quarter, for the purposes of determining whether a mandatory trigger event has occurred, the tangible common equity amount for the benchmark quarter will be reduced by an amount equal to the tangible common equity amount impact of such spin-off, in the amount then reflected in the consolidated financial statements for periods specified in (ii) (y)(a) or (b). As used herein, “spin-off” means the spin-off of Ameriprise Financial, Inc., which occurred on September 30, 2005, and any other spin-off which results in a reduction to our tangible common equity in excess of $100,000,000. By way of illustration, as of the date of this prospectus supplement, the spin-off of Ameriprise Financial, Inc. (formerly known as American Express Financial Corporation), resulted in a reduction of our tangible common equity of $2.756 billion.

      For purposes of determining whether a mandatory trigger event has occurred on any relevant trigger determination date, any deferred payments resulting from an optional deferral will be counted as if they had been paid in cash.

      If, because of a change in GAAP that results in a cumulative effect of a change in an accounting principle or a restatement, American Express’ consolidated net income, tangible common equity amount or total adjusted assets is higher or lower than it would have been absent such change, then for purposes of making the calculations described above, commencing with the fiscal quarter for which such change in GAAP becomes effective, such consolidated net income, tangible common equity amount or total adjusted assets, respectively, will be calculated on a pro forma basis as if such change had not occurred.

      By not later than the 15th day prior to each payment date for which a mandatory trigger event has occurred, American Express will give notice of such occurrence to the holders of the subordinated debentures. Such notice, in addition to stating that interest payments must be paid in accordance with the share settlement mechanism or otherwise deferred, will set forth the results of the financial tests that triggered the mandatory trigger event. The Company may, on the applicable payment date, make interest payments from proceeds received from the sale of shares of common stock in accordance with the share settlement mechanism, and to the extent interest is paid in full on such payment date, no mandatory extension period will commence.

      The consequences of a mandatory trigger event and the related restrictions on interest payments will continue until we no longer fail either test described in clauses (i) and (ii) above on a subsequent trigger determination date. In addition, in the case of a mandatory trigger event arising under clause (ii) above, the restrictions on interest payments will continue until our tangible common equity amount has increased or has declined by less than 10%, in either case, as compared to our tangible common equity amount at the end of the benchmark quarter for each trigger determination date on which a mandatory trigger event occurred. For example, if a mandatory trigger event continues for three consecutive interest payment dates, American Express would be able to pay interest on the subordinated debentures on the fourth interest payment date with cash from any source only if:

•	as of the related trigger determination date, American Express no longer fails either test described in clauses (i) and (ii) above, and

•	as of the related trigger determination date, our tangible common equity amount as of the last completed quarter prior to that interest payment date had increased from, or was less than 10% below, its level at the end of the benchmark quarter for each of the prior three trigger determination dates for which interest payments were restricted due to the occurrence and continuation of a mandatory trigger event. In effect, American Express’ tangible common equity amount as of the most recently completed quarter prior to that trigger determination date would have to be greater than, or less than 10% below, its level as of the end of not only the sixth quarter, but also each of the seventh, eighth and ninth quarters, preceding the most recently completed quarter.

      As used in this section:

      “Benchmark quarter” means, with respect to each trigger determination date, the sixth fiscal quarter preceding the most recently completed fiscal quarter before such trigger determination date.

      “GAAP” means, at any date or for any period, U.S. generally accepted accounting principles as in effect on such date or for such period.

      “Tangible common equity amount” means, as of any fiscal quarter end, the total shareholders’ equity, excluding preferred stock, of American Express as reflected on its consolidated balance sheet prepared in accordance with GAAP as of such fiscal quarter end minus (i) identifiable intangible assets and goodwill and (ii) any deferred acquisition costs, as determined in accordance with GAAP and reflected in such consolidated balance sheet.

      “Total adjusted assets” means, as of any fiscal quarter end, the sum of (i) total balance sheet assets minus (ii) on balance sheet “Cardmember lending” (on a gross basis) as shown on the Company's balance sheet for such fiscal quarter plus (iii) “Worldwide Cardmember lending—managed basis” as requested by the Company for such fiscal quarter.

      “Adjusted trailing two quarters consolidated net income amount” means, as of any fiscal quarter end, the sum of the consolidated net income, determined in accordance with GAAP, of American Express for the two fiscal quarters ending as of the last day of such fiscal quarter, adjusted to exclude extraordinary items, unusual items and infrequently occurring items as defined in APB 30 and goodwill impairment as defined in Financial Accounting Standards Board Statements of Financial Accounting Standards (“SFAS”) No. 142.

      All of the financial tests described above will be calculated on the basis of our financial statements for the most recently completed fiscal quarter. “Worldwide Cardmember lending—managed basis” is included in our earnings supplement furnished on a quarterly basis on Form 8-K. Following issuance of the subordinated debentures, we will also include our tangible common equity amount and total adjusted assets in our quarterly earnings supplement.

Satisfaction of Interest

      Any mandatory deferred interest may be paid only from the net proceeds received from the sale of shares of our common stock in accordance with the share settlement mechanism. Optionally deferred interest accrued (a) during the first five years (subject to an extension to the extent of any mandatory extension period occurring therein) of an optional extension period may be paid from any available source of cash, and (b) thereafter may be paid only from the net proceeds received from the sale of shares of our common stock in accordance with the share settlement mechanism. Upon the sale of shares of our common stock in accordance with the share settlement mechanism, the proceeds thereof will be applied first to the payment of any mandatory deferred interest, and second to any optional deferred interest. See “—Settlement Mechanism” and “—Option to Extend Interest Payments.”

Certain Restrictions During Optional or Mandatory Extension Periods

      On any date on which accrued interest through the most recent interest payment date has not been paid in full (including during any optional or mandatory extension period) and until such time as all accrued but unpaid interest, together with any compounded interest, is paid in full, American Express will not, and will not permit any controlled subsidiary (as defined below) to:

•	declare or pay any dividends on, make distributions regarding, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of capital stock of American Express or any of its controlled subsidiaries, other than:

(1) purchases of the capital stock of American Express in connection with employee or agent benefit plans or under any dividend reinvestment plan;

(2) purchases or repurchases of shares of capital stock of American Express pursuant to a contractually binding requirement to buy stock existing prior to the commencement of the extension period, including under a contractually binding stock repurchase plan;

(3) in connection with the reclassification of any class or series of American Express’ capital stock, or the exchange or conversion of one class or series of American Express’ capital stock for or into another class or series of American Express’ capital stock;

(4) the purchase of fractional interests in shares of American Express’ capital stock in connection with the conversion or exchange provisions of that capital stock or the security being converted or exchanged;

(5) dividends or distributions in the form of American Express’ capital stock, where the dividend stock is the same stock on which the dividend is being paid or ranks pari passu or junior to such stock, or rights to acquire common stock, or repurchases or redemptions of common stock solely from the issuance or exchange of common stock;

(6) any declaration of a dividend in connection with the implementation of a shareholders’ rights plan, or issuances of capital stock under any such plan in the future, or redemptions or repurchases of any rights outstanding under a shareholders' rights plan;

(7) acquisitions of American Express’ capital stock previously issued in connection with acquisitions of businesses made by American Express (which acquisitions are made by American Express in connection with the satisfaction of indemnification obligations of the sellers of such businesses);

(8) the payment of any dividend during a mandatory extension period within 60 days after the date of declaration thereof, if at the date of declaration no mandatory trigger event has occurred; or

(9) solely in the case of any controlled subsidiary of American Express, dividends or distributions on the capital stock of such controlled subsidiary to American Express or an affiliate thereof.

•	make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by American Express that rank equally with or junior to the subordinated debentures, other than any payment, repurchase or redemption in respect of debt securities that rank equally with the subordinated debentures (“parity debt securities”) made ratably and in proportion to the respective amount of (1) accrued and unpaid amounts on such parity debt securities, on the one hand, and (2) accrued and unpaid amounts on the subordinated debentures, on the other hand; or

•	make any guarantee payments with respect to any guarantee by American Express of the debt securities of any subsidiary, if such guarantee ranks equally with or junior to the subordinated debentures, other than any payment in respect of guarantees that rank equally with the subordinated debentures (“parity guarantees”) made ratably and in proportion to the respective amounts of (1) accrued and unpaid amounts on such parity guarantees, on the one hand, and (2) accrued and unpaid amounts on the subordinated debentures, on the other hand.

      A “controlled subsidiary,” for purposes of the restrictions above, is any corporation in which American Express owns, directly or indirectly, more than 50% of the voting stock.

Share Settlement Mechanism

      Following the occurrence of a mandatory trigger event, or to the extent that we have optional deferred interest payments otherwise due on the subordinated debentures for a period of five years in aggregate, we must satisfy our obligation to pay mandatory deferred interest and optional deferred interest by selling shares of our common stock (which may include treasury shares and may include sales of shares of common stock to any of our dividend reinvestment plans and employee benefit plans), the sale of which will provide a cash amount to be paid to the holders of the subordinated debentures in satisfaction of accrued but unpaid interest, together with any compounded interest. However, we will not be obligated to sell shares of our common stock, and may satisfy deferred interest payments with cash from any source, at maturity or upon the occurrence of an event of default under the subordinated debentures. In addition, upon the occurrence and during the continuation of a market disruption event (as defined below), we may continue to defer payments of interest until the termination of the market disruption event, but in no event later than ten consecutive years after the first date on which we deferred interest or past the maturity date. The net proceeds received by American Express from the issuance of shares of our common stock (i) during the 180 days prior to the date such interest is paid on which we intend to use the share settlement mechanism and (ii) designated by American Express at or before the time of such issuance as available to pay interest on the subordinated debentures will, at the time such proceeds are delivered to the trustee to satisfy the relevant interest payment, be deemed to satisfy American Express’ obligations to pay interest on the subordinated debentures pursuant to the share settlement mechanism. During the occurrence and continuation of a market disruption event, we will not be required to sell shares of our common stock as provided hereunder. However, a covenant default will occur if we do not sell shares of our common stock even though a market disruption event has not occurred. Although a covenant default will not constitute an event of default, it will constitute a default under the indenture and would give rise to a claim against us relating to the specific breach; however, the remedy of holders of the subordinated debentures may be limited to direct monetary damages (if any). See “—Events of Default.” In addition, our failure (if any) to pay interest in accordance with the provisions of the indenture in such circumstances will result in limited remedies against us, and will not include the right of holders to accelerate payment of principal on the subordinated debentures. See “Risk Factors—Holders of the subordinated debentures have limited rights to accelerate payment of the subordinated debentures under the indenture.”

      A “market disruption event” means the occurrence or existence of any of the following events or sets of circumstances:

•	American Express would be required to obtain the consent or approval of a regulatory body (including, without limitation, any securities exchange) or governmental authority to issue shares of our common stock (and has used commercially reasonable efforts to obtain such consent or approval) and such consent or approval has not yet been obtained;

•	the number of shares necessary to raise sufficient proceeds to pay the deferred interest payments would exceed our shares available for issuance (as defined below) and consent of our shareholders to increase the amount of our authorized shares has not been obtained (American Express having used commercially reasonable efforts to obtain such consent); provided that the foregoing market disruption event will not relieve American Express of its obligation to issue the number of shares available for issuance and to apply the proceeds thereof in partial payment of deferred interest;

•	trading in securities generally on the principal exchange on which American Express’ securities are then listed and traded (as of today, the NYSE) shall have been suspended or the settlement of such trading generally shall have been materially disrupted;

•	(a)(1) the United States shall have become engaged in hostilities, (2) there shall have been an escalation in hostilities involving the United States or (3) there shall have been a declaration of a national emergency or war by the United States or (b) there shall have occurred any material adverse change in (1) domestic or international economic, political or financial conditions (including from terrorist activities) or (2) the effect of international conditions on the financial markets in the United States that, in any of the circumstances described in clauses (a) or (b) of this bullet, materially disrupts or otherwise has a material adverse effect on trading in securities generally on the NYSE or any other national securities exchange or on trading in, or the issuance and sale of, shares of our common stock;

•	a material disruption or banking moratorium has been declared in commercial banking or securities settlement or clearance services;

•	minimum or maximum prices have been fixed, or maximum ranges for prices of securities are required on the NYSE or by the SEC or other governmental authority which, in either case, in American Express’ judgment makes it impractical or inadvisable to proceed with the issuance and sale of shares of our common stock; or

•	an event occurs and is continuing as a result of which the offering document for such offer and sale of securities would, in the judgment of American Express, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and either (1) the disclosure of that event at such time, in the judgment of American Express, would have a material adverse effect on American Express’ business or (2) the disclosure relates to a previously undisclosed proposed or pending material development or business transaction, the disclosure of which would impede American Express’ ability to consummate such transaction, provided that no single suspension period contemplated by this bullet may exceed 90 consecutive days and multiple suspension periods contemplated by this bullet may not exceed an aggregate of 180 days in any twelve-month period.

      If no mandatory extension period is continuing and prior to a trigger determination date we determine that, based on the most recent publicly available financial statements, a mandatory trigger event will occur on such trigger determination date, we will commence good faith efforts, reasonably promptly following such determination, to begin the process of selling shares of our common stock, subject to a market disruption event, to raise the funds necessary to make the next interest payment on the subordinated debentures.

      Under the indenture we will be required to use commercially reasonable efforts to seek shareholder consent to increase the number of our authorized shares if, at any date, our shares available for issuance fall below the greater of

•	250 million shares (as adjusted for any stock split, reverse stock split, stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction), and

•	three times the number of shares that we would need to issue to raise sufficient proceeds to pay (assuming a price per share equal to the average trading price of our shares over the ten trading day period preceding such date)

•	then outstanding deferred interest on the subordinated debentures (including compounded interest thereon), plus

•	twelve additional months of deferred interest (including compounded interest) on the subordinated debentures (assuming that, throughout any such twelve-month period occurring during the floating rate period, LIBOR is fixed at LIBOR as most recently determined for the subordinated debentures).

      A covenant default will occur if we do not use our commercially reasonable efforts to seek consent of our shareholders to increase the number of our authorized shares if, at any date, our shares available for issuance fall below the amount specified above. Although a covenant default will not constitute an event of default, it will constitute a default under the indenture and would give rise to a claim against us relating to the specific breach; however, the remedy of holders of the subordinated debentures may be limited to direct monetary damages (if any) or specific performance. See “—Events of Default.”

      Our “shares available for issuance” will be calculated in two steps. First, we will deduct from the number of our authorized and unissued shares, the maximum number of shares of our common stock that can be issued under existing reservations and commitments under which we are able to determine such maximum number. After we deduct that number of shares from our authorized and unissued shares, we will allocate on a pro rata basis or such other basis as we determine is appropriate, the remaining available shares to the share settlement mechanism and to any other similar commitment that is of an indeterminate nature and under which we are then required to issue shares. The definition of “shares available for issuance” will have the effect of giving absolute priority for issuance to those reservations and commitments under which we are able to determine the maximum number of shares issuable irrespective of when they were entered into.

      American Express will be permitted to modify the definition of “shares available for issuance” and the related provisions of the indenture without the consent of holders of the subordinated debentures provided that (i) American Express has determined, in its reasonable discretion, that such modification is not materially adverse to such holders, (ii) the rating agencies then rating the subordinated debentures confirm the then current ratings of the subordinated debentures and (iii) the number of shares available for issuance after giving effect to such modification will not fall below the then applicable threshold set forth in the third preceding paragraph above.

Limitation on Claims in the Event of Our Bankruptcy, Insolvency or Receivership

      The indenture provides that a holder of subordinated debentures, by such holder’s acceptance of the subordinated debentures, agrees that in the event of our bankruptcy, insolvency or receivership prior to the maturity or redemption of any subordinated debentures, whether voluntary or not, such holder of subordinated debentures will have no claim for, and thus no right to receive, unpaid mandatory deferred interest (including compounded interest thereon) to the extent the amount of such interest exceeds 25% of the then outstanding principal amount of the holder’s subordinated debentures; provided that such limitation shall not reduce the amounts holders of senior indebtedness would have been entitled to receive in the absence thereof.

Consolidation, Merger, Conveyance, Sale of Assets and Other Transfers

      The provisions of the indenture relating to American Express’ possible consolidation, merger, conveyance, sale of assets and other transfers will apply to the subordinated debentures. You should refer to the description of these provisions under “Description of Debt Securities—Consolidation, Merger and Sale of Assets” in the accompanying prospectus.

Events of Default

      An event of default with respect to the subordinated debentures means:

•	default for 30 calendar days in the payment of any interest on the subordinated debentures when it becomes due and payable under the indenture; however, a default under this bullet will not occur if we have deferred interest, as permitted under the indenture, in connection with an optional or mandatory extension period, if applicable. In no event will any extension period, whether optional, mandatory or any combination thereof, exceed ten consecutive years after the first date on which we deferred interest (see “—Option to Extend Interest Payments” and “—Consequences of a Mandatory Trigger Event”);

•	default in the payment of the principal of, and premium, if any, on the subordinated debentures when due;

•	deferral of interest, due to a mandatory deferral or optional deferral, or combination thereof, that continues for ten consecutive years after the first date on which we deferred interest without all accrued and unpaid interest having been paid in full on the first interest payment date that is more than ten years after the commencement of such deferral; or

•	certain events of bankruptcy, insolvency or receivership, whether voluntary or not.

      If an event of default occurs and is continuing, we will not be required to sell shares of our common stock to meet certain deferred interest payments and may pay such amounts from any source.

      Events of default with respect to the subordinated debentures, which replace the events of default described in “Description of Debt Securities—Events of Default, Notice and Waiver” in the accompanying prospectus, do not include failure to comply with or breach of our other covenants in the indenture with respect to the subordinated debentures (a “covenant default”), including the covenant to sell shares of our common stock through the share settlement mechanism to meet certain deferred interest payment obligations, subject to the occurrence of a market disruption event. Accordingly, a covenant default will not result in the acceleration of payment of principal on the subordinated debentures. Although a covenant default will not constitute an event of default, it will otherwise constitute a default under the indenture and could give rise to a claim against us relating to the specific breach; however, the remedy of holders of the subordinated debentures may be limited to direct monetary damages (if any). A covenant default will only give rise to possible remedies if it continues for 90 days after delivery of the notices specified below. Our failure (if any) to sell common stock through the share settlement mechanism in accordance with the provisions of the indenture in the event that no market disruption event has occurred will result in the limited remedies against us described above, and will not include the right of holders to accelerate payment of principal on the subordinated debentures. See “Risk Factors—Holders of the subordinated debentures have limited rights to accelerate payment of the subordinated debentures under the indenture.”

      Within 90 days after a default, the trustee must give to the holders of the subordinated debentures notice of all uncured and unwaived defaults by us known to it. However, except in the case of default in payment, the trustee may withhold such notice if it determines that such withholding is in the interest of the holders of the subordinated debentures.

      Holders of the subordinated debentures may not themselves institute a proceeding against American Express on account of a covenant default unless, among other things, the trustee fails to institute such a proceeding, subject to the terms of the indenture. However, the holders of a majority in principal amount of the subordinated debentures may direct the trustee to bring such a proceeding if a covenant default continues for a period of 90 days after delivery of specified notice to us from the trustee or to us and the trustee from the holders of a majority in principal amount of the subordinated debentures, subject to the terms of the indenture. Except with respect to covenants relating to our obligation to file periodic or other reports and an annual statement with respect to indenture defaults, the indenture will not require the trustee to take any action in case of a covenant default (other than to give notice of such default to the holders of the subordinated debentures under certain circumstances, as described below) unless so directed by the holders and unless, if so requested by the trustee, an indemnity reasonably satisfactory to it is granted by the holders. In the case of a covenant default resulting from our failure or breach in regards to our obligation under the indenture to file periodic or other reports or the annual statement with respect to defaults, such covenant default, after its continuance for 90 days after delivery of such specified notice, will be treated under the indenture as if it were an event of default with respect to the subordinated debentures, and the trustee will have all of the rights, duties and obligations, and the holders of the subordinated debentures will have all of the rights, in respect of such covenant default as if such covenant default were such an event of default, except that there will be no right to accelerate the payment of the subordinated debentures.

      If an event of default occurs in respect of any outstanding subordinated debentures, the trustee or the holders of at least 25% in principal amount of the outstanding subordinated debentures may declare the principal amount, premium, if any, and all unpaid and accrued interest (other than interest with respect to which holders agreed to waive their rights in case of certain events of bankruptcy, insolvency or receivership, whether voluntary or not) to be due and payable immediately by written notice thereof to us, and to the trustee if given by the holders of the subordinated debentures, subject to the terms of the indenture. However, the payment of principal, premium, if any, and interest on the subordinated debentures will remain subordinated to the extent provided in the indenture. In addition, at any time after such a declaration of acceleration but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the subordinated debentures may, subject to specified conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or premium, if any, or interest on the subordinated debentures have been cured or waived as provided in the indenture. See “—Modification and Waiver.”

Defeasance, Satisfaction and Discharge

      The defeasance, satisfaction and discharge provisions of the indenture will apply to the subordinated debentures. You should refer to the description of these provisions under “Description of Debt Securities—Defeasance of the Indenture and Debt Securities” in the accompanying prospectus.

Modification and Waiver

      The modification provisions of the indenture will apply to the subordinated debentures. You should refer to the description of these provisions under “Description of Debt Securities—Modification of the Indentures” in the accompanying prospectus.

      The holders of not less than a majority in aggregate principal amount of the subordinated debentures then outstanding may, on behalf of the holders of all subordinated debentures, waive any past default under the indenture except a default in the payment of principal, premium, if any, or any interest on the subordinated debentures and a default in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of each holder of the subordinated debentures then outstanding.

Governing Law

      The indenture and the subordinated debentures will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry Debt Securities

      DTC will act as securities depositary for the subordinated debentures. The subordinated debentures will be issued as fully-registered global securities in the name of Cede & Co. or such other name as may be requested by an authorized representative of DTC. This means that certificates will not be issued to each holder of the subordinated debentures. One or more global certificates in fully registered form will be issued in an aggregate principal amount of the subordinated debentures, and will be deposited with DTC. See “Description of Debt Securities—Form of Debt Securities” in the accompanying prospectus.

About the Trustee

      The Bank of New York is the trustee with respect to the subordinated debentures and will be the paying agent and registrar for the subordinated debentures. We and our affiliates have entered, and from time to time may continue to enter, into banking or other relationships with The Bank of New York or its affiliates. For example, The Bank of New York provides custodial services to us and provides corporate trust services to our affiliates. In addition, an affiliate of The Bank of New York provides investment banking services to our affiliates, American Express Credit Corporation and American Express Bank, FSB. We and our affiliates may have other customary banking relationships (including other trusteeships) with the trustee.

      Within 90 days after a default, the trustee must give to the holders of the subordinated debentures notice of all uncured and unwaived defaults by us known to it. However, except in the case of default in payment, the trustee may withhold such notice if it determines that such withholding is in the interest of such holders. The trustee may resign or be removed by the holders of a majority of the subordinated debentures in certain circumstances, and a successor trustee may be appointed by us to act with respect to the subordinated debentures.

Miscellaneous

      American Express will have the right at all times to assign any of its respective rights or obligations under the indenture to a direct or indirect wholly owned subsidiary of American Express; provided that, in the event of any such assignment, American Express will remain liable for all of its respective obligations under the indenture, including any restrictions on the payment of interest during any optional or mandatory extension periods. Subject to the foregoing, the indenture will be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns. The indenture provides that it may not otherwise be assigned by the parties thereto.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of U.S. federal income tax consequences material to the purchase, ownership and disposition of the subordinated debentures. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to purchase the subordinated debentures by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary addresses the tax consequences only to a person that acquires the subordinated debentures on their original issue at their original issue price (the first price at which a substantial amount of the subordinated debentures are sold to investors) and is their beneficial owner and that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the subordinated debentures (a “U.S. Holder”). This summary also does not address the tax consequences to (i) persons that are not U.S. Holders, except as described below under “—Non-U.S. Holders” (ii) persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, partnerships and partners therein, traders in securities that elect to mark to market and dealers in securities or currencies, (iii) persons that will hold the subordinated debentures as part of a position in a “straddle” or as a “hedge,” “conversion” or other integrated investment transaction for U.S. federal income tax purposes, (iv) persons whose functional currency is not the United States dollar or (v) persons that do not hold the subordinated debentures as capital assets.

      This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations (the “Regulations”), Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of the subordinated debentures. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of the subordinated debentures may differ from the treatment described below.

      Persons considering the purchase of subordinated debentures should consult their own tax advisers as to the U.S. federal income tax considerations relating to the purchase, ownership and disposition of the subordinated debentures in light of their particular circumstances, as well as the effect of any state, local, foreign or other tax laws.

Classification of the Subordinated Debentures

      In connection with the issuance of the subordinated debentures, Cleary Gottlieb Steen & Hamilton LLP, our special tax counsel, will render its opinion that, while there is no authority directly on point and the issue is not free from doubt, under current law and assuming full compliance with the terms of the indenture (and certain other documents), and based on certain facts and assumptions contained in such opinion, the subordinated debentures will be treated for United States federal income tax purposes as our indebtedness. Such opinion is not binding on the IRS or the courts and there can be no assurance that the opinion will not be challenged by the IRS or, if challenged, that such challenge will not be successful. Prospective investors should also note that no rulings have been or are expected to be sought from the IRS with respect to any of the issues addressed by such opinion.

      We agree, and by acceptance of a subordinated debenture, each beneficial owner of subordinated debentures agrees, to treat the subordinated debentures as our debt for U.S. federal income tax purposes, and the remainder of this discussion assumes this to be the case. Beneficial owners of subordinated debentures should consult their own tax advisors regarding the tax consequences if the subordinated debentures are not treated as debt for U.S. federal income tax purposes.

U.S. Holders

      The following discussion is a summary of certain United States federal income tax consequences that apply to you if you are a U.S. Holder of the subordinated debentures.

Interest Income and Original Issue Discount

      Under applicable Regulations, a contingency that stated interest will not be timely paid, where such contingency is “remote” because of the terms of the relevant debt instrument, will be ignored in determining whether such debt instrument is issued with original issue discount (“OID”). We believe that the likelihood of a deferral of interest payable on the subordinated debentures is remote and therefore the subordinated debentures will not be considered to be issued with OID at the time of their original issuance. Under that treatment, payments of interest on the subordinated debentures will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such holder’s method of tax accounting).

      The meaning of the term “remote” in the Regulations has not been addressed in any rulings or other interpretations by the IRS or by any court. The IRS may take a position contrary to that described above, which could affect the amount and timing of income, as described below, and potentially the character of income (including gain) from the subordinated debentures. You should consult your tax advisor concerning the appropriate tax treatment of income on the subordinated debentures.

      If the possibility of the deferral of any payment of interest were determined not to be “remote” or if interest were actually deferred on the subordinated debentures, the subordinated debentures would be treated as issued with OID at the time of issuance or at the time of such deferral, as the case may be, and all stated interest or, if interest is actually deferred all stated interest due after such deferral, would be treated as OID. In such event, all of a U.S. Holder’s taxable interest income with respect to the subordinated debentures would be accounted for as OID on a constant yield method regardless of such holder’s method of tax accounting, and actual payments of stated interest would not be reported as taxable income. Consequently, a U.S. Holder would be required to include OID in gross income even though it may not be receiving any actual cash payments during any period of deferral.

Sale and Retirement of Subordinated Debentures

      Upon the sale, exchange or retirement of a subordinated debenture (including a redemption for cash), a U.S. Holder generally will recognize gain or loss equal to the difference between its adjusted tax basis in the subordinated debentures and the amount realized on the sale of such subordinated debentures (less any accrued interest on the subordinated debentures, which will be taxable as such). Assuming that payments of interest on the subordinated debentures are not deferred and the subordinated debentures are not otherwise considered issued with OID, a U.S. Holder’s adjusted tax basis in the subordinated debentures generally will be its initial purchase price. If the subordinated debentures are deemed to be issued with OID, a U.S. Holder’s adjusted tax basis in the subordinated debentures generally will be its initial purchase price, increased by OID previously includible in such U.S. Holder’s gross income to the date of disposition and decreased by payments received on the subordinated debentures from and after the date on which the subordinated debentures were deemed to be issued with OID.

      Gain or loss on the subordinated debentures generally will be a capital gain or loss. A U.S. Holder that is an individual and that holds the subordinated debenture being sold, redeemed or otherwise disposed as a capital asset for more than one year may be eligible for reduced rates of taxation on any capital gain realized. The ability to deduct capital losses is subject to limitations.

Non-U.S. Holders

      The following discussion is a summary of certain United States federal income tax consequences that apply to you if you are a Non-U.S. Holder of the subordinated debentures. The term “Non-U.S. Holder” means a beneficial owner of a subordinated debenture that is not a U.S. Holder.

Interest Income

      Under current U.S. federal income tax law, while not free from doubt, a Non-U.S. Holder generally will not be subject to United States federal income taxes, including withholding taxes, on payments of interest on the subordinated debentures so long as (i) such holder certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements, (ii) such holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, and (iii) such holder is not a controlled foreign corporation that is related directly or constructively to us through stock ownership. The application of U.S. withholding tax rules to a payment of any mandatory deferred interest (including compounded interest thereon) exceeding 25% of the then outstanding principal amount of our subordinated debentures is less certain, however, and investors should consult their own tax advisors in order to determine whether any withholding tax would apply.

Sale and Retirement of Subordinated Debentures

      The gain realized on any sale or exchange of the subordinated debentures by a holder that is a Non-U.S. Holder will generally not be subject to United States federal income tax, including withholding tax, unless, in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and, for U.S. federal income tax purposes, either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States.

Backup Withholding and Information Reporting

      Payments made to certain U.S. Holders on the subordinated debentures will be subject to United States information reporting requirements. In addition, certain U.S Holders may be subject to United States backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the relevant paying agent, and may also be subject to information reporting and backup withholding requirements with respect to proceeds from a sale of the subordinated debentures. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against your United States federal income tax liability, provided that you furnish the required information to the United States Internal Revenue Service.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2006, the underwriters named below, for whom Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the subordinated debentures set forth opposite their names below:

Name	Principal Amount
Citigroup Global Markets Inc.	$
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Wachovia Capital Markets, LLC

Total	$

      The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the subordinated debentures are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the subordinated debentures if any subordinated debentures are taken.

      The underwriters initially propose to offer part of the subordinated debentures directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of          % of the principal amount of the subordinated debentures. The underwriters may allow, and such dealers may reallow, concessions not in excess of          % on sales to other dealers. After the initial offering of the subordinated debentures, the offering price and other selling terms may from time to time be varied by the representatives.

      We have agreed that, during the period beginning from the date of this prospectus supplement and continuing to and including the 30th day after the closing date for the purchase of the subordinated debentures, we will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any subordinated indebtedness that is pari passu with the subordinated debentures that are hereby being offered for sale without the prior written consent of the representatives.

      We have been advised by the underwriters that they intend to make a market in the subordinated debentures but they are not obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given as to the liquidity of, or the trading markets for, the subordinated debentures.

      In order to facilitate the offering of the subordinated debentures, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the subordinated debentures. Specifically, the underwriters may sell more subordinated debentures than they are obligated to purchase in connection with the offering of the subordinated debentures, creating a naked short position for their own account. The underwriters must close out any naked short position by purchasing subordinated debentures in the open market. A naked short position is more likely to be created if the stabilizing manager is concerned that there may be downward pressure on the price of the subordinated debentures in the open market after pricing that could adversely affect investors who purchase subordinated debentures in the offering. As an additional means of facilitating the offering of subordinated debentures, the underwriters may bid for, and purchase, these subordinated debentures in the open market to stabilize the price of these subordinated debentures. Finally, the underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing these subordinated debentures in the offering, if the underwriters repurchase previously distributed subordinated debentures to cover short positions or to stabilize the price of these subordinated debentures. Any of these activities may raise or maintain the market price of these subordinated debentures above independent market levels or prevent or retard a decline in the market price of these subordinated debentures. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of subordinated debentures to the public in that Relevant Member State prior to the publication of a prospectus in relation to the subordinated debentures which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of subordinated debentures to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

      For the purposes of this provision, the expression an “offer of subordinated debentures to the public” in relation to any subordinated debentures in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the subordinated debentures to be offered so as to enable an investor to decide to purchase or subscribe the subordinated debentures, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

      Each Underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the subordinated debentures in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the subordinated debentures in, from or otherwise involving the United Kingdom.

      The subordinated debentures may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the subordinated debentures may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to subordinated debentures which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

      The subordinated debentures have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any subordinated debentures, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

      This prospectus supplement has not been registered as a prospectus supplement with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the subordinated debentures may not be circulated or distributed, nor may the subordinated debentures be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

      Where the subordinated debentures are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the subordinated debentures under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

      The aggregate proceeds to us are set forth on the cover page hereof before deducting our expenses in offering the subordinated debentures. We estimate that we will spend approximately $          million for printing, rating agency, trustees and legal fees and other expenses allocable to the offering.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

      From time to time, certain of the underwriters have provided, and may provide, various financial advisory or investment banking services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

      The validity of the subordinated debentures will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom, LLP, New York, New York, will pass upon the validity of the subordinated debentures for the underwriters. Cleary Gottlieb Steen & Hamilton LLP, New York, New York, will also pass upon certain tax matters for us..

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public from the SEC's website at http://www.sec.gov. You may also read and copy any document we file, including the registration statement, at the SEC's public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus supplement.

      Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of the subordinated debentures by means of this prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus supplement the following documents filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2005 (including those portions of our Annual Report to Shareholders for the year ended December 31, 2005 and those portions of our definitive Proxy Statement for the 2006 Annual Meeting of Shareholders that are, in each case, incorporated by reference in our Form 10-K).

•	Current Report on Form 8-K filed on January 13, 2006.

•	Current Report on Form 8-K filed on January 27, 2006, as amended by Current Report on Form 8-K/A filed on April 25, 2006.

•	Quarterly Report on Form 10-Q for the three-month period ended March 31, 2006.

•	Current Report on Form 8-K filed on May 22, 2006.

•	All documents subsequently filed by American Express Company under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering of the subordinated debentures.

      You may request a copy of these filings at no cost, by writing or telephoning American Express at the following address or telephone number:

American Express Company
200 Vesey Street
New York, New York 10285
Attention: Secretary
(212) 640-2000

EXPERTS

      Our financial statements for the years ended December 31, 2004 and 2003 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, which are incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its reports which are incorporated by reference in this prospectus supplement.

      Our financial statements as of and for the year ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$4,300,000,000
American Express Company
Debt Securities
Preferred Shares
Depositary Shares
Common Shares
Warrants

      American Express Company may offer from time to time in one or more series:

•	unsecured debt securities,
•	preferred shares, par value $1.66 2⁄3 per share,
•	depositary shares,
•	common shares, par value $0.20 per share,
•	warrants to purchase debt securities, preferred shares, common shares or equity securities issued by one of our affiliated or unaffiliated corporations or other entity,
•	currency warrants entitling the holder to receive the cash value in U.S. dollars of the right to purchase or the right to sell foreign currencies or composite currencies or
•	warrants relating to other items or indices.

      We may offer any combination of these securities at prices and on terms to be determined at or prior to the time of sale. All of these securities will have an initial offering price no greater than $4,300,000,000, or the equivalent in foreign denominated currencies, in the aggregate.

      We may offer and sell securities to or through underwriters, dealers and agents, or directly to purchasers. The names and compensation of any underwriters or agents involved in the sale of securities will be described in the accompanying prospectus supplement.

      This prospectus may not be used to consummate a sale of these securities unless accompanied by a supplement to this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 19, 2004.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, to which we refer as the SEC, using a shelf registration process. Under this process, we may sell from time to time any combination of the securities described in this prospectus for an initial aggregate purchase price of up to $4,300,000,000.

      This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. Each time these securities are sold, this prospectus will be accompanied by a prospectus supplement that describes the specific terms of these securities and the specific manner in which they may be offered. You should read the prospectus supplement and this prospectus, along with the documents incorporated by reference and described under the heading “WHERE YOU CAN FIND MORE INFORMATION”, before making your investment decision.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly, current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

      The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

      Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus the following documents:

•	Annual Report on Form 10-K for the year ended December 31, 2003.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

•	Current Report on Form 8-K dated May 19, 2004.

•	The description of our common shares contained in the Registration Statement on Form 8-A dated November 13, 1984, as amended on Form 8-A/A on June 12, 2000.

•	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 before the termination of this offering.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address or number:

American Express Company
200 Vesey Street
New York, New York 10285
Attention: Secretary
(212) 640-2000

      The financial statements which we have incorporated into this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young LLP, 5 Times Square, New York, New York 10036, independent registered public accounting firm, to the extent indicated in their report included in that annual report. We have incorporated by reference the financial statements in this prospectus in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

AMERICAN EXPRESS COMPANY

      Through our subsidiaries, we are in the business of providing travel related services, financial advisory services and international banking services throughout the world.

      We offer travel related services principally through American Express Travel Related Services Company, Inc. and its subsidiaries, or TRS. These services include a variety of products and services, including among others, global card network, issuing and processing services, customized charge cards and credit cards for consumers and businesses worldwide, other consumer and corporate lending and banking products, American Express® Travelers Cheques and prepaid card products, business expense management products and services, corporate travel and travel management services, consumer travel services, tax, accounting and business consulting services, magazine publishing, and merchant transaction processing, and point of sale and back office products and services.

      American Express Financial Corporation, or AEFC, and its subsidiaries are engaged in providing a variety of financial products and services to help individuals, businesses and institutions establish and achieve their financial goals. AEFC's products and services include financial planning and advice, insurance and annuities, a variety of investment products, including investment certificates, mutual funds and limited partnerships, investment advisory services, trust and employee plan administration services, tax preparation and bookkeeping services, personal auto and homeowner's insurance and retail securities brokerage services.

      American Express Bank Ltd., or AEBL, and its subsidiaries offer products that meet the financial service needs of three primary client groups: retail customers, wealthy individuals and financial institutions. AEBL's three primary business lines are Personal Financial Services, The Private Bank and the Financial Institutions Group. AEBL does not do business in the United States except as it relates to its activities outside the United States.

Ratio of Earnings to Fixed Charges

      The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:

		Year Ended December 31,
	Six Months Ended June 30, 2004	2003	2002	2001	2000	1999
Ratio of Earnings to Fixed Charges	3.96	3.43	2.88	1.52	2.25	2.48

      In computing the ratio of earnings to fixed charges, “earnings” consist of pretax income from continuing operations, interest expense and other adjustments. Interest expense includes interest expense related to the international banking operations of the Company and cardmember lending activities, which is netted against interest and dividends and cardmember lending net finance charge revenue, respectively, in our consolidated statement of income.

      For purposes of computing “earnings”, other adjustments included adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

      “Fixed charges” consist of interest and other adjustments, including capitalized interest costs and the interest component of rental expense.

USE OF PROCEEDS

      Except as may be otherwise set forth in the prospectus supplement accompanying this prospectus, we will use the net proceeds we receive from sales of these securities for general corporate purposes.

DESCRIPTION OF DEBT SECURITIES

      The debt securities covered by this prospectus will be our direct unsecured obligations. The debt securities will be either senior debt securities, that rank on an equal basis with all our other senior unsecured and unsubordinated debt, or they will be subordinated debt securities that will rank junior to all of our senior unsecured debt.

      The following description briefly sets forth certain general terms and provisions of the debt securities. The prospectus supplement for a particular series of debt securities will describe the particular terms of the debt securities we offer and the extent to which these general provisions may apply to that particular series of debt securities.

      Our senior debt securities will be issued under a senior debt indenture. Our subordinated debt securities will be issued under a subordinated debt indenture. The trustee under both indentures is J.P. Morgan Trust Company, N.A., as successor to PNC Bank, National Association. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an “indenture” and collectively as the “indentures”. Forms of the indenture have been filed with the SEC and are incorporated by reference as Exhibits 4(k) and 4(l) to this registration statement on Form S-3 under the Securities Act of 1933, of which this prospectus forms a part.

      The following summaries of certain provisions of the indentures are not complete and are qualified in their entirety by reference to the indentures. You should read the indentures for further information. If we make no distinction in the following summaries between the senior debt securities and the subordinated debt securities or between the indentures, such summaries refer to any debt securities and either indenture. Where appropriate, we use parentheses to refer you to the particular sections of the applicable indenture. Any reference to particular sections or defined terms of the applicable indenture in any statement under this heading qualifies the entire statement and incorporates by reference the applicable definition into that statement.

Provisions Applicable to Both Senior and Subordinated Debt Securities

General

      The indentures allow us to issue senior and subordinated debt securities from time to time under either indenture without limitation as to amount. We may issue the debt securities in one or more series with the same or different terms. We may not issue all debt securities of the same series at the same time. All debt securities of the same series need not bear interest at the same rate or mature on the same date. Each indenture permits the appointment of a different trustee for each series of debt securities. If there is at any time more than one trustee under the indentures, the term “trustee” means each such trustee and will apply to each such trustee only with respect to those series of debt securities for which it is serving as trustee.

      We may sell debt securities at a substantial discount below their stated principal amount that bear no interest or below market rates of interest. The applicable prospectus supplement will describe the material federal income tax consequences and special investment considerations applicable to any such series of debt securities.

Terms Specified in the Prospectus Supplement

      You should read the prospectus supplement that accompanies this prospectus for information with respect to the debt securities being offered, including:

•	the designation, aggregate principal amount and authorized denominations of the debt securities;

•	the percentage of the principal amount at which we will sell the debt securities;

•	whether the debt securities will be senior or subordinated debt;

•	the maturity date or the method for determining the maturity date;

•	the terms for conversion or exchange, if any, of the debt securities;

•	the interest rate or rates, if any, or the method for computing such rate or rates;

•	the interest payment dates or the method for determining such dates;

•	whether the debt securities will be issued in fully registered form, bearer form or any combination thereof;

•	whether the debt securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

•	if other than U.S. dollars, the currency or currencies or currency unit or units in which debt securities may be denominated and purchased and the currency or currencies or currency unit or units in which principal, premium, if any, and any interest may be payable;

•	if the currency for which debt securities may be purchased or in which principal, premium, if any, and any interest may be payable is at the election of us or the purchaser, the manner in which such an election may be made and the terms of such election;

•	any mandatory or optional sinking fund, redemption or other similar terms;

•	any index or other method used to determine the amount of principal, premium, if any, and interest, if any, on the debt securities;

•	if a trustee other than J.P. Morgan Trust Company, N.A. is named for the debt securities, the name of such trustee;

•	any material federal income tax consequences;

•	any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities; and

•	any other specific terms of the debt securities.

Payment

      Unless otherwise specified in the applicable prospectus supplement, principal and premium, if any, and interest, if any, on the debt securities will be payable initially at the principal corporate trust office of the trustee. At our option, payment of interest may be made, subject to collection, by check mailed to the holders of record at the addresses registered with the trustee. (Sec. 12.02). The principal corporate trust office of the trustee on the date of this prospectus is J.P. Morgan Trust Company, N.A. 270 Park Avenue, New York, New York 10017.

      If the principal of or premium, if any, or interest, if any, on any series of debt securities is payable in foreign currencies or foreign currency units, or if debt securities are sold for foreign currencies or foreign currency units, the restrictions, elections, material tax consequences, specific terms and other information with respect to such debt securities will be described in the applicable prospectus supplement.

Form of Debt Securities

      We will issue each debt security in global—that is, book-entry—form, unless we specify otherwise in the applicable prospectus supplement. We may issue debt securities solely in fully registered form without coupons, solely in bearer form, with or without coupons, or both as registered securities and bearer securities. (Sec. 2.01).

      Global Securities

      The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with or on behalf of a depositary identified in the applicable prospectus supplement. Global securities will be issued in registered form and may be in either temporary or permanent form.

      The related prospectus supplement will describe the specific terms of the depositary arrangement with respect to that series of debt securities. We anticipate that the following provisions will apply to all depositary arrangements.

      Unless otherwise specified in an applicable prospectus supplement, global securities to be deposited with or on behalf of a depositary will be registered in the name of that depositary or its nominee. Upon the issuance of a global security, the depositary for that global security will credit the respective principal amounts of the debt securities represented by such global security to the participants that have accounts with that depositary or its nominee. Ownership of beneficial interests in those global securities will be limited to participants in the depositary or persons that may hold interests through these participants.

      A participant's ownership of beneficial interests in these global securities will be shown on the records maintained by the depositary or its nominee. The transfer of a participant's beneficial interest will only be effected through these records. A person whose ownership of beneficial interests in these global securities is held through participants will be shown on, and the transfer of that ownership interest within that participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Limits and laws of this nature may impair your ability to transfer beneficial interests in a global security.

      Except as set forth below and in the indenture, owners of beneficial interests in the global security will not be entitled to receive debt securities of the series represented by that global security in definitive form and will not be considered to be the owners or holders of those debt securities under the global security. Because the depositary can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in a global security to pledge such interests to persons or entities that do not participate in the depositary system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. No beneficial owner of an interest in the global security will be able to transfer that interest except in accordance with the depositary's applicable procedures, in addition to those provided for under the applicable indenture and, if applicable, those of Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme and/or any other relevant clearing system.

      We will make payment of principal of, premium, if any, and any interest on global securities to the depositary or its nominee, as the case may be, as the registered owner or the holder of the global security. Neither we, the trustee, any paying agent nor the securities registrar for those debt securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests. (Sec. 3.09).

      We expect that the depositary for a permanent global security, upon receipt of any payment in respect of a permanent global security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of those participants.

      We may at any time and in our sole discretion determine not to have any debt securities represented by one or more global securities. In such event, we will issue debt securities in definitive form in exchange for all of the global securities representing such debt securities. (Sec. 3.05).

      If set forth in the applicable prospectus supplement, an owner of a beneficial interest in a global security may, on terms acceptable to us and the depositary, receive debt securities of that series in definitive form. In that event, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of debt securities of the series represented by that global security equal in principal amount to that beneficial interest and to have those debt securities registered in its name.

      Registered and Bearer Securities

      Registered securities may be exchangeable for other debt securities of the same series, registered in the same name, for the same aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the office of the trustee. The holder will not pay a service charge for any such exchange or transfer except for any tax or governmental charge incidental thereto. (Sec. 3.05). If permitted by applicable laws and regulations, the prospectus supplement will describe the terms upon which registered securities may be exchanged for bearer securities of the series. If any bearer securities are issued, any restrictions applicable to the offer, sale or delivery of bearer securities and the terms upon which bearer securities may be exchanged for registered securities of the same series will be described in the prospectus supplement.

Consolidation, Merger and Sale of Assets

      Without the consent of the holders of any of the outstanding debt securities under either indenture, we may consolidate with or merge into, or convey or transfer our properties and assets substantially as an entirety to, any corporation organized under the laws of the United States of America or any State or the District of Columbia, provided that:

•	the successor corporation assumes our obligations on all the debt securities and under the applicable indenture;

•	after giving effect to the transaction, no event of default under the applicable indenture, and no event which, after notice or lapse of time, or both, would become an event of default, will have occurred and be continuing; and

•	various other conditions are met.

      Neither indenture restricts a merger or consolidation in which we are the surviving corporation. (Sec. 10.01).

Modification of the Indentures

      We may modify or amend the indentures without the consent of the holders of any of our outstanding debt securities for various enumerated purposes, including the naming, by a supplemental indenture, of a trustee other than J.P. Morgan Trust Company, N.A., as successor to PNC Bank, National Association, for a series of debt securities. We may modify or amend the applicable indenture with the consent of the holders of a majority in aggregate principal amount of the debt securities of each series affected by the modification or amendment. However, no such modification or amendment may, without the consent of the holder of each affected debt security:

•	modify the terms of payment of principal, premium or interest; or

•	reduce the stated percentage of holders of debt securities necessary to modify or amend the applicable indenture or waive our compliance with certain provisions of the applicable indenture and certain defaults thereunder. (Sec. 11.02).

Events of Default, Notice and Waiver

      The indentures provide holders of debt securities with remedies if we fail to perform specific obligations, such as making payments on the debt securities. You should review these provisions carefully in order to understand what constitutes an event of default under the indentures.

      Unless stated otherwise in the prospectus supplement, an event of default with respect to any series of debt securities under each indenture will be:

•	default in the payment of the principal of, or premium, if any, on any debt security of that series at its maturity;

•	default in making a sinking fund payment, if any, when due and payable;

•	default for 30 days in the payment of any installment of interest on any debt security of that series;

•	default for 90 days after written notice in the observance or performance of any other covenant in the relevant indenture;

•	certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee for us or our property;

•	an event of default with respect to any other series of debt securities outstanding under the applicable indenture or an event of default under any of our other indebtedness for borrowed money in excess of $50,000,000 which results in an aggregate principal amount of at least $50,000,000 of that other series of debt securities or that other indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable and that acceleration has not been rescinded or annulled within 10 days after notice of default is given; and

•	any other event of default provided in or pursuant to the applicable resolution of our Board of Directors or supplemental indenture under which that series of debt securities is issued. (Sec. 7.01).

      The trustee may withhold notice to the holders of any series of debt securities of any default with respect to that series, except in the payment of principal, premium or interest, if it considers such withholding of notice in the interest of such holders. (Sec. 8.02).

      If an event of default with respect to any series of debt securities has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of that series may declare the principal of all the debt securities of that series to be due and payable immediately. (Sec. 7.02).

      Each indenture contains a provision entitling the trustee to be indemnified by the holders before proceeding to exercise any right or power under the indenture at the request of any of the holders. (Sec. 8.03). Each indenture provides that the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee, with respect to the debt securities of that series. (Sec. 7.12). The right of a holder to institute a proceeding with respect to the applicable indenture is subject to certain conditions precedent, including notice and indemnity to the trustee. However, the holder has an absolute right to the receipt of principal of, premium, if any, and interest, if any, on the debt securities of any series on the respective stated maturities, as defined in the indentures, and to institute suit for the enforcement of these rights. (Sec. 7.07 and Sec. 7.08).

      The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of that series waive any past defaults. Each holder of a debt security affected by a default must consent to a waiver of:

•	a default in payment of the principal of or premium, if any, or interest, if any, on any debt security of that series;

•	a default in the payment of any sinking fund installment or analogous obligation with respect to the debt securities of that series; and

•	a default in respect of a covenant or provision of the applicable indenture which cannot be amended or modified without the consent of the holder of each outstanding debt security affected. (Sec. 7.13).

      We will furnish to the trustee annual statements as to the fulfillment of our obligations under each indenture. (Sec. 9.04 and Sec. 12.05).

Concerning the Trustee

      Affiliates of J.P. Morgan Trust Company, N.A., the current trustee under the indentures, provide banking and corporate trust services to us and extend credit to us and many of our subsidiaries worldwide. The trustee is a depository of our funds and holds our common shares for the benefit of its customers, including customers over whose accounts the trustee has discretionary authority. If a bank or trust company other than J.P. Morgan Trust Company, N.A. is to act as trustee for a series of debt securities, the applicable prospectus supplement will provide information concerning that other trustee.

Defeasance of the Indenture and Debt Securities

      The indentures permit us to be discharged from our obligations under the indentures and the debt securities if we comply with the following procedures. This discharge from our obligations is referred to in this prospectus as defeasance. (Sec. 6.02).

      Unless the applicable prospectus supplement states otherwise, if we deposit with the trustee sufficient cash and/or government securities to pay and discharge the principal and premium, if any, and interest, if any, to the date of maturity of that series of debt securities then from and after the ninety-first day following such deposit:

•	we will be deemed to have paid and discharged the entire indebtedness on the debt securities of any series and

•	our obligations under each indenture with respect to the debt securities of that series will cease to be in effect.

      Following defeasance, holders of the applicable debt securities would be able to look only to the defeasance trust for payment of principal and premium, if any, and interest, if any, on their debt securities.

      Defeasance may be treated as a taxable exchange of the related debt securities for obligations of the trust or a direct interest in the money or government securities held in the trust. In that case, holders of debt securities would recognize gain or loss as if the trust obligations or the money or government securities held in the trust, as the case may be, had actually been received by the holders in exchange for their debt securities. Holders thereafter might be required to include as income a different amount of income than in the absence of defeasance. We urge prospective investors to consult their own tax advisors as to the specific tax consequences of defeasance.

Provisions Applicable Solely to Subordinated Securities

General

      We are issuing subordinated debt securities under the subordinated debt indenture. Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on these securities. The subordinated debt securities will rank on an equal basis with certain of our other subordinated debt that may be outstanding from time to time and will rank junior to all of our senior indebtedness, as defined below, including any senior debt securities, that may be outstanding from time to time.

      If subordinated debt securities are issued under the subordinated indenture, the aggregate principal amount of senior indebtedness outstanding as of a recent date will be set forth in the applicable prospectus supplement. Neither the senior nor the subordinated indenture restricts the amount of senior indebtedness that we may incur.

Subordination

      The payment of the principal of, and premium, if any, and interest on the subordinated debt securities is expressly subordinated, to the extent and in the manner set forth in the subordinated indenture, in right of payment to the prior payment in full of all of our senior indebtedness. (Sec. 13.01). The term senior indebtedness is defined in the subordinated indenture as indebtedness we incur for money borrowed, all deferrals, renewals or extensions of any of that indebtedness and all evidences of indebtedness issued in exchange for any of that indebtedness. Senior indebtedness also includes our guarantees of the foregoing items of indebtedness for money borrowed by persons other than us, unless, in any such case, that indebtedness or guarantee provides by its terms that it will not constitute senior indebtedness.

      The subordinated debt indenture provides that, unless all principal of, and any premium or interest on, the senior indebtedness has been paid in full, or provision has been made to make these payments in full, no payment or other distribution may be made with respect to the subordinated indebtedness in the following circumstances:

•	any acceleration of the principal amount due on the subordinated debt securities;

•	our dissolution or winding-up or total or partial liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings;

•	a default in the payment of principal, premium, if any, sinking fund or interest with respect to any of our senior indebtedness; or

•	an event of default, other than a default in the payment of principal, premium, if any, sinking funds or interest, with respect to any senior indebtedness, as defined in the instrument under which the same is outstanding, permitting the holders of senior indebtedness to accelerate its maturity, and such event of default has not been cured or waived.

A merger, consolidation or conveyance of all or substantially all of our assets on the terms and conditions provided in the subordinated indenture will not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of these subordination provisions.

      If the holders of subordinated securities receive any payment or distribution of our assets not permitted by the subordination provisions, the holders of subordinated debt securities will have to repay that amount to the holders of the senior debt securities or to the trustee.

Subrogation

      After the payment in full of all senior indebtedness, the holders of the subordinated debt securities will be subrogated to the rights of the holders of senior indebtedness to receive payments or distributions of our assets or securities applicable to the senior indebtedness until the subordinated debt securities are paid in full. Under these subrogation provisions, no payments or distributions to the holders of senior indebtedness which otherwise would have been payable or distributable to holders of the subordinated debt securities will be deemed to be a payment by us to or on the account of the senior indebtedness. These provisions of the subordinated indenture are intended solely for the purpose of defining the relative rights of the holders of the subordinated debt securities and the holders of the senior debt securities. Nothing contained in the subordinated indenture is intended to impair our absolute obligation to pay the principal of and premium and interest on the subordinated debt securities in accordance with their terms or to affect the relative rights of the holders of the subordinated debt securities and our creditors other than the holders of the senior indebtedness. These subrogation provisions of the subordinated indenture will not prevent the holder of any subordinated debt security from exercising all remedies otherwise permitted by applicable law upon default of that security, subject to the rights of subordination described above.

Provisions Applicable Solely to Senior Securities

Restrictions as to Liens

      The senior indenture includes a covenant providing that we will not at any time directly or indirectly create, or allow to exist or be created, any mortgage, pledge, encumbrance or lien of any kind upon:

•	any shares of capital stock owned by us of any of American Express Travel Related Services Company, Inc., American Express Bank Ltd. or American Express Financial Corporation, so long as they continue to be our subsidiaries, which we refer to collectively as the “principal subsidiaries”; or

•	any shares of capital stock owned by us of a subsidiary that owns, directly or indirectly, capital stock of the principal subsidiaries.

      However, liens of this nature are permitted if we provide that the senior debt securities will be secured by the lien equally and ratably with any and all other obligations also secured, for as long as any other obligations of that type are so secured. However, we may incur or allow to exist upon the stock of the principal subsidiaries liens for taxes, assessments or other governmental charges or levies which are not yet due or are payable without penalty or which we are contesting in good faith, or liens of judgments that are on appeal or are discharged within 60 days. (Sec. 12.07(a)).

      This covenant will cease to be binding on us with respect to any series of the senior debt securities to which this covenant applies following discharge of those senior debt securities. (Sec. 12.07(b)).

DESCRIPTION OF PREFERRED SHARES

General

      The following briefly summarizes the material terms of our preferred shares, other than pricing and related terms, which will be disclosed in the applicable prospectus supplement. You should read the applicable prospectus supplement together with the certificate of designation relating to that series and our restated certificate of incorporation for a more detailed description of a particular series of preferred shares and other provisions that may be important to you.

      Under our restated certificate of incorporation, we are authorized to issue 20,000,000 preferred shares, par value $1.66 2⁄3 per share. We do not currently have any outstanding preferred shares and therefore all 20,000,000 shares are still available for issuance. Our board of directors is authorized to issue our preferred shares from time to time in one or more series with such designations, voting powers, dividend rates, rights of redemption, conversion rights or other special rights, preferences and limitations as may be stated in resolutions adopted by our Board of Directors.

      The preferred shares will have the dividend, liquidation and voting rights set forth below unless otherwise provided in the prospectus supplement relating to a particular series of preferred shares. You should read the prospectus supplement relating to the particular series of the preferred shares being offered for specific terms, including:

•	the title and number of shares offered and liquidation preference per share;

•	the price per share;

•	the dividend rate, the dates on which dividends will be payable, the conditions under which dividends will be payable or the method of determining that rate, dates and conditions;

•	whether dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will begin to accumulate;

•	whether dividends are participating or non-participating;

•	any redemption, sinking fund or analogous provisions;

•	any conversion or exchange provisions;

•	whether we have elected to offer depositary shares with respect to the preferred shares, as described below under “Depositary Shares”;

•	whether the preferred shares will have voting rights, in addition to the voting rights described below, and, if so, the terms of those voting rights;

•	the procedures for any auction and remarketing of the preferred shares; and

•	any additional dividend, liquidation, redemption, sinking fund or other rights, preferences, privileges, limitations and restrictions.

      When issued, the preferred shares will be fully paid and nonassessable.

Dividend Rights

      All preferred shares will be of equal rank with each other regardless of series. If the stated dividends or the amounts payable on liquidation are not paid in full, the preferred shares of all series will share ratably in the payment of dividends and in any distribution of assets. All preferred shares will have dividend rights prior to the dividend rights of the common shares.

Rights Upon Liquidation

      Unless otherwise specified in the applicable prospectus supplement, in the event of a liquidation, each series of the preferred shares will rank on an equal basis with all other outstanding preferred shares and prior to the common stock as to dividends and distributions.

Voting Rights

      Except as described below, the holders of preferred shares have no voting rights, other than as may be required by law. Whenever dividends payable on the preferred shares of any series will be in arrears in an aggregate amount at least equal to six full quarterly dividends on that series, the holders of the outstanding preferred shares of all series will have the special right, voting separately as a single class, to elect two directors at the next succeeding annual meeting of shareholders. Subject to the terms of any outstanding series of preferred shares, the holders of common stock and the holders of one or more series of preferred shares then entitled to vote will have the right, voting as a single class, to elect the remaining authorized number of directors.

      At each meeting of shareholders at which the holders of the preferred shares will have this special right, the presence in person or by proxy of the holders of record of one-third of the total number of the preferred shares of all series then issued and outstanding will constitute a quorum of that class. Each director elected by the holders of the preferred shares of all series will hold office until the annual meeting of shareholders next succeeding that election and until that director's successor, if any, is elected by those holders and qualified or until the death, resignation or removal of that director in the manner provided in our by-laws. A director elected by the holders of the preferred shares of all series may only be removed without cause by those holders. In case any vacancy will occur among the directors elected by the holders of the preferred shares of all series, that vacancy may be filled for the unexpired portion of the term by vote of the remaining directors elected by such shareholders, or that director's successor in office. If such vacancy occurs more than 90 days prior to the first anniversary of the next preceding annual meeting of shareholders, the vacancy may be filled by the vote of those shareholders taken at a special meeting of those shareholders called for that purpose. Whenever all arrears of dividends on the preferred shares of all series will have been paid and dividends for the current quarterly period will have been paid or declared and provided for, the right of the holders of the preferred shares of all series to elect two directors will terminate at the next succeeding annual meeting of shareholders.

      The consent of the holders of at least two-thirds of the outstanding preferred shares voting separately as a single class will be required for:

•	the authorization of any class of shares ranking prior to the preferred shares as to dividends or upon liquidation, dissolution or winding up;

•	an increase in the authorized amount of any class of shares ranking prior to the preferred shares; or

•	the authorization of any amendment to our restated certificate of incorporation or by-laws that would adversely affect the relative rights, preferences or limitations of the preferred shares. If any such amendment will adversely affect the relative rights, preferences or limitations of one or more, but not all, of the series of preferred shares then outstanding, the consent of the holders of at least two-thirds of the outstanding preferred shares of the several series so affected will be required in lieu of the consent of the holders of at least two-thirds of the outstanding preferred shares of all series.

      In any case in which the holders of the preferred shares will be entitled to vote separately as a single class, each holder of preferred shares of any series will be entitled to one vote for each such share held.

DESCRIPTION OF DEPOSITARY SHARES

      The description set forth below and in any prospectus supplement of certain provisions of the deposit agreement, the depositary shares and the depositary receipts is a summary of general terms and is not complete. This description is subject to, and qualified in its entirety by reference to, the forms of deposit agreement and depositary receipts relating to each series of preferred shares which have been filed with the SEC in connection with the offering of that series of preferred shares. You should read those documents for further information.

General

      We may elect to offer fractional interests in preferred shares rather than preferred shares. If we do, we will select a depositary that will issue to the public receipts for depositary shares, each of which will represent fractional interests of a particular series of preferred shares. These depositary receipts will be distributed in accordance with the terms of the offering described in the related prospectus supplement.

      The depositary will be a bank or trust company that has its principal office in the United States and has a combined capital and surplus of at least $50,000,000. We will deposit the preferred shares underlying the depositary shares with the depositary under the terms of a separate deposit agreement. The prospectus supplement relating to a series of depositary shares will set forth the name and address of the depositary. Subject to the terms of the deposit agreement, the owners of depositary shares will be entitled to all the rights and preferences of the preferred shares underlying those depositary shares, including dividend, voting, redemption, conversion and liquidation rights. Each owner of depositary shares will be entitled to these rights and preferences in proportion to the applicable fractional interests in preferred shares underlying their depositary shares.

Dividends and Other Distributions

      The depositary will distribute all cash dividends or other cash distributions received in respect of preferred shares to the record holders of the related depositary shares in proportion to the number of those depositary shares owned by those holders on the relevant record date. The depositary will distribute only such amount, however, as can be distributed without attributing to any holder of depositary shares a fraction of one cent. Any balance that is not distributed due to this restriction will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

      In the event of a non-cash distribution, the depositary will distribute property received by it to the record holders of depositary shares. If, however, the depositary determines that it is not feasible to make that distribution, the depositary may, with our approval, sell such property and distribute instead the net proceeds from that sale.

      The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights we offer to holders of the preferred shares will be made available to the holders of depositary shares.

Redemption of Depositary Shares

      If a series of the preferred shares that underlies the depositary shares is redeemed, the depositary will in turn redeem the depositary shares. The depositary will redeem the depositary shares from the proceeds it receives from the redemption, in whole or in part, of the preferred shares it holds. The depositary will mail notice of any such redemption to the record holders of the depositary shares to be redeemed between 30 and 60 days prior to the date fixed for redemption. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the preferred shares. If less than all of the depositary shares are to be redeemed, the depositary will select the depositary shares to be redeemed by lot or redeem those shares pro rata.

      The depositary shares called for redemption will no longer be deemed to be outstanding after the date fixed for redemption. All rights of the holders of the depositary shares will cease, except the right to receive the moneys, securities or other property payable upon redemption upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

Voting the Preferred Shares

      The holders of depositary shares will be entitled to instruct the depositary as to the exercise of the voting rights of the preferred shares held by the depositary. Upon the receipt of notice of any meeting at which the holders of the preferred shares are entitled to vote, the depositary will mail the information contained in that notice of meeting to the record holders of the depositary shares relating to such preferred shares. Each record holder of those depositary shares on the record date, which will be the same date as the record date for the preferred shares, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of preferred shares underlying such depositary shares in accordance with such instructions. We will agree to take all action that may be deemed necessary by the depositary in order to enable the depositary to carry out this obligation.

Amendment and Termination of Depositary Agreement

      At any time, we and the depositary may agree to amend the form of depositary receipt evidencing the depositary shares or any provision of the deposit agreement. However, any amendment which materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless that amendment has been approved by the record holders of at least a majority of the depositary shares then outstanding.

      We or the depositary may terminate a deposit agreement only if:

•	all outstanding depositary shares relating to the depositary agreement have been redeemed; or

•	in connection with our liquidation, dissolution or winding up there has been a final distribution in respect of the relevant series of preferred shares which has been distributed to the holders of the related depositary shares.

Charges of Depositary

      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred shares and any redemption of the preferred shares. Holders of the depositary shares will pay transfer and other taxes and governmental charges and any other charges described in the deposit agreement.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering a notice to us. We may at any time remove the depositary. Such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

      The depositary will forward to the holders of depositary shares all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the preferred shares.

      Neither the depositary nor we will be liable if the depositary is prevented or delayed in performing its obligations under the deposit agreement by law or any circumstance beyond its control. The obligations of us and the depositary under the deposit agreement will be limited to performance in good faith of our and its respective duties thereunder. We and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred shares unless a satisfactory indemnity is provided. We and the depositary may rely upon written advice of counsel or accountants, information provided by persons presenting preferred shares for deposit, holders of depositary shares or other persons believed to be competent.

DESCRIPTION OF COMMON SHARES

      The following summary does not purport to be complete. You should read the applicable provisions of the New York Business Corporation Law, our restated certificate of incorporation and by-laws.

      We are authorized to issue up to 3,600,000,000 common shares, par value $.20 each. At July 23, 2004, we had outstanding 1,267,801,735 common shares. As of December 31, 2003, we had reserved approximately 187,700,000 common shares for issuance with respect to various employee stock plans, employee benefit plans, convertible debentures, and the dividend reinvestment plan.

      Subject to the prior dividend rights of the holders of any preferred shares, holders of common shares are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose.

      Each common share is entitled to one vote on all matters submitted to a vote of shareholders. Holders of the common shares do not have cumulative voting rights. In the event of our liquidation, dissolution or winding up, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of common shares are entitled to ratable distribution of the remaining assets available for distribution to shareholders. The common shares are not subject to redemption by operation of a sinking fund or otherwise. Holders of common shares are not entitled to pre-emptive rights. The issued and outstanding common shares are fully paid and nonassessable.

DESCRIPTION OF SECURITIES WARRANTS

      We may issue warrants for the purchase of:

•	debt securities,

•	preferred shares,

•	depositary shares,

•	common shares or

•	equity securities issued by one of our affiliated or unaffiliated corporations or other entity.

      We may issue these securities warrants independently or together with any other securities offered by any prospectus supplement. The securities warrants may be attached to or separate from those securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the securities warrants of that series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of securities warrants. A copy of the form of securities warrant agreement, including the form of securities warrant certificate representing the securities warrants, is filed as an exhibit to the registration statement of which this prospectus is a part. The following summary of certain portions of the form of securities warrant agreement and the securities warrants does not purport to be complete and further terms of the securities warrants and the applicable securities warrant agreement will be described in the applicable prospectus supplement.

      The applicable prospectus supplement will describe the following terms, where applicable, of the securities warrants in respect of which this prospectus is being delivered:

•	the title and aggregate number;

•	the price or prices at which they will be issued;

•	the currency or currencies or currency unit or units in which the price of the securities warrants may be payable;

•	the designation, aggregate principal amount and terms of the securities purchasable upon exercise;

•	the designation and terms of the securities with which the securities warrants are issued and the number of the securities warrants issued with each security;

•	the currency or currencies or currency unit or units in which the principal of or any premium or interest on the securities purchasable upon exercise of the securities warrant will be payable;

•	if applicable, the date on and after which the securities warrants and the related securities will be separately transferable;

•	the price at which and currency or currencies or currency unit or units in which the securities purchasable upon exercise of the securities warrants may be purchased;

•	the date on which the right to exercise the securities warrants will commence and the date on which that right will expire;

•	the minimum or maximum amount of the securities warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of material federal income tax considerations; and

•	any other terms of the securities warrants, including terms, procedures and limitations relating to the exchange and exercise of the securities warrants.

      Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon exercise.

DESCRIPTION OF CURRENCY WARRANTS

      We may issue warrants entitling the holder to receive the cash value in U.S. dollars of the right to purchase or the right to sell foreign currencies or composite currencies. A copy of the form of currency warrant agreement, including the form of currency warrant certificate representing the currency warrants, is filed as an exhibit to the registration statement of which this prospectus is a part. The following summary of certain portions of the form of currency warrant agreement and the currency warrants does not purport to be complete and contains only some of the general terms and provisions of the warrants. The particular terms of the currency warrants offered by any prospectus supplement and the extent, if any, to which such general provisions may not apply to the currency warrants then offered will be described in the applicable prospectus supplement.

      Each issue of currency warrants will be issued under a warrant agreement to be entered into between us and a warrant agent. The currency warrant agent will act solely as our agent under the applicable currency warrant agreement and will not assume any obligation or relationship of agency or trust for or with any holders of such currency warrants.

      The applicable prospectus supplement will describe the following terms, where applicable, of the currency warrants in respect of which this prospectus is being delivered:

•	the aggregate amount and number;

•	the offering price;

•	the designated currency, which currency may be a foreign currency or a composite currency, and information regarding that currency or composite currency;

•	the date on which the right to exercise the currency warrants commences and the date on which that right expires;

•	the manner in which the currency warrants may be exercised;

•	the circumstances which will cause the currency warrants to be deemed automatically exercised;

•	the minimum number, if any, of the currency warrants exercisable at any one time and any other restrictions on exercise;

•	the method of determining the amount payable in connection with the exercise of the currency warrants, including the strike price or range of strike prices of the currency warrants, the method of determining the spot exchange rate and the U.S. dollar settlement value for the currency warrants;

•	the securities exchange on which the currency warrants will be listed, if any;

•	whether the currency warrants will be represented by certificates or issued in book-entry form;

•	the place or places at which payment of the cash settlement value of the currency warrants is to be made, if applicable;

•	information with respect to book-entry procedures, if any;

•	the plan of distribution of the currency warrants; and

•	any other terms of the currency warrants.

      Prospective purchasers of the currency warrants should be aware of special federal income tax considerations applicable to instruments such as the currency warrants. The prospectus supplement relating to each issue of currency warrants will describe such tax considerations.

DESCRIPTION OF OTHER WARRANTS

      We may issue other warrants to buy or sell:

•	debt securities of or guaranteed by the United States,

•	units of a stock index or stock basket,

•	a commodity or a unit of a commodity index or

•	another item or unit of an index.

      We refer to the property in the above clauses as the warrant property. Other warrants will be settled either through physical delivery of the warrant property or through payment of a cash settlement value as set forth in the applicable prospectus supplement. Other warrants will be issued under a warrant agreement to be entered into between us and a warrant agent. The other warrant agent will act solely as our agent under the applicable other warrant agreement and will not assume any obligation or relationship of agency or trust for or with any holders of such other warrants. Copies of the forms of warrant agreements in respect of the other warrants, including the related forms of warrant certificates, are filed as exhibits to the registration statement of which this prospectus is a part. The following summary of certain portions of those warrant agreements and related other warrants does not purport to be complete and further terms of those other warrants and the applicable warrant agreements will be described in the applicable prospectus supplement.

      The applicable prospectus supplement will describe the following terms, where applicable, of the other warrants:

•	the title and aggregate number;

•	the offering price;

•	the material risk factors;

•	the warrant property;

•	the procedures and conditions relating to exercise;

•	the date on which the right to exercise will commence and the date on which that right will expire;

•	the identity of the other warrant agent for the other warrants;

•	whether the certificates evidencing the other warrants will be issuable in definitive registered form or global form or both;

•	a discussion of the material federal income tax considerations applicable to the other warrants; and

•	any other terms of the other warrants, including any terms that may be required or advisable under applicable law.

      The other warrants may entail significant risks, including, without limitation, the possibility of significant fluctuations in the market for the applicable warranty property, potential illiquidity in the secondary market and the risk that they will expire worthless. These risks will vary depending on the particular terms of the other warrants and will be more fully described in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

      We may sell the securities described in this prospectus from time to time in one or more of the following ways:

•	to or through underwriters or dealers,

•	directly to one or more purchasers,

•	through agents or

•	through a combination of any of such methods of sale.

      The prospectus supplement with respect to the offered securities will describe the terms of the offering, including:

•	the name or names of any agents or underwriters,

•	the purchase price of such securities and the proceeds to us from such sale,

•	any underwriting discounts and other items constituting underwriters' or agents' compensation,

•	any initial public offering price,

•	any discounts or concessions allowed or reallowed or paid to dealers and

•	any securities exchanges on which such securities may be listed.

      Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the securities offered thereby. If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, either:

•	at a fixed public offering price or prices,

•	at market prices prevailing at the time of sale,

•	at varying prices determined at the time of sale or

•	at negotiated prices.

      The obligations of the underwriters to purchase the securities will be subject to various conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement relating to those securities if any of those securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      We may also sell securities directly or through agents that we designate from time to time. Any agent involved in the offering and sale of the offered securities will be named in the applicable prospectus supplement. Any commissions payable by us or to that agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

      If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase securities providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any institutional investor or on the portion of the aggregate principal amount (in the case of debt securities) of the particular securities that may be sold pursuant to those arrangements.

      Institutional investors to which offers may be made, when authorized, include, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions we may approve. The obligations of any purchasers under this delayed delivery and payment arrangement will only be subject to the following two conditions:

•	at the time of delivery the purchase of the particular securities by an institution will not be prohibited under the laws of any jurisdiction in the United States to which that institution is subject; and

•	if the particular securities are being sold to underwriters, we will have sold to those underwriters the total principal amount of those securities or number of warrants less the principal amount or number thereof, as the case may be, covered by such arrangements.

      Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of us or institutional investors.

      In connection with an offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of the underwriter in stabilizing or short-covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

      Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with or perform services for us or our subsidiaries or affiliates in the ordinary course of business.

      We estimate that total expenses for the offering, excluding underwriting or agency commissions or discounts, will be approximately $2,000,000.

LEGAL MATTERS

      Louise M. Parent, Esq., our Executive Vice President and General Counsel, will pass upon the validity of the securities for us. Unless provided otherwise in the applicable prospectus supplement, certain legal matters will be passed upon for any underwriters or agents by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Cleary, Gottlieb, Steen & Hamilton has from time to time acted as counsel for us and our subsidiaries or affiliates and may do so in the future.

EXPERTS

      The consolidated financial statements of American Express Company incorporated by reference in American Express Company's Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      With respect to the unaudited consolidated interim financial information of American Express Company for the three-month periods ended March 31, 2004 and March 31, 2003 and for the three and six-month periods ended June 30, 2004 and June 30, 2003, incorporated by reference in this Prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 7, 2004 and July 27, 2004, included in American Express Company's Quarterly Report on Forms 10-Q for the quarters ended March 31, 2004 and June 30, 2004, respectively, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

$
          % Subordinated Debentures

American Express Company

PROSPECTUS SUPPLEMENT

Citigroup		Goldman, Sachs & Co.
JPMorgan

Credit Suisse	Deutsche Bank	Wachovia Securities

               , 2006